ANNUAL 2001 REPORT

# COACHMEN INDUSTRIES INCORPORATED





# 2001 ANNUAL REPORT

**Table of Contents:**



# CORPORATE PROFILE

Coachmen Industries, Inc., founded in 1964, is a leading producer of recreational vehicles (RVs) and modular housing and structures. The Company's RV subsidiaries manufacture the full range of recreational vehicles including fold-down camping trailers, travel trailers, fifth wheels and both class C and class A motorhomes. RV manufacturing facilities are located in Indiana, Georgia and Michigan and these products are marketed through a nationwide network of independent dealers. The Company's modular housing and building subsidiaries primarily produce single-family homes but also build multi-family residences, specialized structures for municipal and commercial use and telecommunications shelters. Production facilities are located in Colorado, Indiana, Iowa, Kansas, New York, North Carolina, Ohio, Pennsylvania, South Dakota, Tennessee, Vermont and Virginia. All American Homes is the nation's largest producer of modular homes. Coachmen Industries, Inc. (NYSE: COA) is headquartered in Elkhart, Indiana and employs approximately 3,800.

# HIGHLIGHTS

(dollars in thousands, except share and per share data)

| | **2001** | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Net sales | $593,921 | $734,578 | $872,819 | $779,437 | $683,051 |
| Net income (loss) | (3,951) | 2,164 | 29,502 | 33,063 | 24,763 |
| Net income (loss) per share: | | | | | |
| Basic | (.25) | .14 | 1.80 | 1.93 | 1.44 |
| Diluted | (.25) | .14 | 1.80 | 1.92 | 1.42 |
| Working capital | 102,006 | 116,237 | 135,103 | 139,306 | 140,262 |
| Total assets | 288,560 | 296,446 | 285,766 | 269,341 | 259,654 |
| Shareholders' equity | 208,640 | 214,949 | 213,646 | 204,332 | 190,136 |
| Book value per share | 13.09 | 13.69 | 13.76 | 12.32 | 10.99 |
| Number of employees | 3,788 | 4,149 | 4,942 | 4,690 | 4,274 |

# SUMMARY OF SALES

DOLLARS IN MILLIONS

| | **2001** | **%** | 2000 | % | 1999 | % | 1998 | % | 1997 | % |
|---|---|---|---|---|---|---|---|---|---|---|
| **Recreational Vehicles** | | | | | | | | | | |
| Motorhomes | $212.7 | 35.8 | $337.5 | 46.0 | $463.4 | 53.1 | $408.7 | 52.4 | $353.7 | 51.8 |
| Travel Trailers and Fifth Wheels | 100.1 | 16.9 | 147.8 | 20.1 | 163.4 | 18.7 | 153.5 | 19.7 | 136.9 | 20.0 |
| Camping Trailers | 17.9 | 3.0 | 24.4 | 3.3 | 26.6 | 3.0 | 26.2 | 3.4 | 23.0 | 3.4 |
| Truck Campers | .6 | 0.1 | 1.8 | 0.3 | 2.2 | 0.3 | 3.8 | 0.5 | 4.7 | 0.7 |
| Parts and Supplies | 18.5 | 3.1 | 36.2 | 4.9 | 48.0 | 5.5 | 45.5 | 5.8 | 40.7 | 5.9 |
| | 349.8 | 58.9 | 547.7 | 74.6 | 703.6 | 80.6 | 637.7 | 81.8 | 559.0 | 81.8 |
| **Modular Housing and Buildings** | 244.1 | 41.1 | 186.9 | 25.4 | 169.2 | 19.4 | 141.7 | 18.2 | 124.1 | 18.2 |
| **Total** | **$593.9** | **100.0** | $734.6 | 100.0 | $872.8 | 100.0 | $779.4 | 100.0 | $683.1 | 100.0 |

# COMMON STOCK DATA

| | **High and Low Sales Prices** | | | **Dividends Paid** | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 2001 | 2000 | 1999 |
| 1st Quarter | $12.81 - 8.75 | $16.63 - 10.56 | $26.88 - 17.88 | $.05 | $.05 | $.05 |
| 2nd Quarter | 13.45 - 8.50 | 17.50 - 11.13 | 24.00 - 18.13 | $.05 | $.05 | $.05 |
| 3rd Quarter | 13.65 - 8.25 | 11.69 - 9.50 | 24.00 - 15.38 | $.05 | $.05 | $.05 |
| 4th Quarter | 12.38 - 8.95 | 10.75 - 7.50 | 17.63 - 13.25 | $.05 | $.05 | $.05 |

*The Company's common stock is traded on the New York Stock Exchange: symbol COA. The number of shareholders of record as of January 31, 2002 was 2,019. The total number of common shares issued and outstanding as of January 31, 2002 was 16.0 million.*

# SHAREHOLDERS' MESSAGE

## Fellow Shareholders:

I welcome this opportunity to communicate with you about Coachmen's performance in 2001, as well as our outlook for the year ahead. In this annual report, we are including a summary of the activities in our core businesses - recreational vehicles and modular housing - because knowledge of them will help you understand our optimism about the outlook for the coming year. We also want to emphasize the Company's strong financial position that underscores our fundamental confidence in being able to continue executing a strategic plan to achieve a solid record of growth and an above-average return for our investors. Coachmen has a long-term history of consistent profitability - and expansion - and we are committed fully to returning to that level of performance. The fourth quarter of 2001 sounded a clear signal about the positive momentum that we have achieved and that we expect to become even more evident as we move through 2002.

## Fourth Quarter Improvement Supports 2002 Earnings Forecast

For Coachmen and all other corporations, 2001 brought unprecedented challenge and change - and certainly a sharing of national tragedy - that could not have been foreseen at the start of the year. The bottom line for us was a loss of $0.25 per share for the year. A thorough discussion of the Company's financial results for 2001 is provided starting on page 13 of this report, and we encourage you to read that analysis of the specific factors that drove our performance during the year.

We began 2001 with a first quarter loss of $0.31 per share, primarily due to the economic climate and its significant impact on our recreational vehicle segment. Consistent with our aggressive responses, we returned to profitability in the second quarter and were making good progress through most of the third quarter before the tragic events of September 11 and the ensuing build-up in consumer anxiety. When we reported results for the third quarter, we projected a loss of approximately $0.05 to $0.10 per share for the fourth quarter. The fourth-quarter loss of $0.09 per share was consistent with that outlook, but hitting that type of a mark is clearly not the basis for boasting about meeting expectations. It is significant to note, however, that the fourth quarter performance contrasted with a loss of $0.50 per share in the fourth quarter of 2000.

That year-to-year improvement is noteworthy, but investors logically want to know when this trend will produce profitability, not just reduced losses. We believe that will occur in 2002. Some industry observers have already named 2002 as "The Year of the RV," reflecting the opinion that RVs today directly satisfy our population's desire for flexible, safe, cost-effective travel. Early trends in retail sales lend credence to this belief and based on current patterns in our business, we conservatively expect to achieve an approximate 10 percent gain in net sales for 2002 and earnings of approximately $0.75 per share for the full year.



Coachmen RV Company's new rear-diesel Cross Country® Elite motorhome offers sophisticated luxury at an economical price. Coachmen RV offers diesel-powered motorhomes at four different price points.

### Strength of Coachmen Brand Name and Products Lead to Market Share Growth

We have made significant strides in acheiving more balance in our business mix. Still, approximately 60 percent of our sales are represented by recreational vehicles. Our corporate performance during the past two years has therefore been substantially impacted by conditions in the recreational vehicle industry, which have not been common to the modular housing and building segment.

As an unofficial 'leading economic indicator,' the recreational vehicle industry felt the beginning of the recession in 2000, well before it hit other parts of the nation's economy. In the final quarter of 2000, industry wholesale shipments of RVs declined nearly 25 percent. During the first quarter of 2001, shipments fell an additional 24 percent. Through 2001 wholesale deliveries decreased more sharply than retail sales, indicating that RV dealers were reducing inventories. Dealers' caution had a significant adverse impact on our revenues, but the leanness of the inventory pipeline puts us in a strong position to benefit quickly from any strengthening in dealers' sentiment.

In that regard, it is significant to note that as a leading indicator, retail sales for RVs have typically rebounded before general economic measures have signaled an end to an economic slowdown. Our retail shows, starting with those in the early spring 2002, are indeed suggesting that a recovery is developing. If consumer confidence continues to build, the strength of the Coachmen brand name, our products and our dealer distribution base bode very well for our ability to increase our share of the market.

During 2001 the Company renewed its focus on product research and development. Coachmen RV Company revamped its entire product line and replaced over 30 percent of its models in order to increase sales, market share and production efficiencies. At the major National RV Trade Show in November 2001 in Louisville, nearly 30 additional new models were introduced, each designed to appeal to a specific target market. Coachmen, Georgie Boy, Viking and Shasta all participated actively in this comprehensive effort to stretch our design and manufacturing resources.

As a result of these extensive product development activities, as well as the resurgence of dealer confidence in the economy, we generated a 25 percent increase in orders at the National RV Trade Show in Louisville, compared to the same event in the previous year. This positive experience has been reinforced by the very strong retail activity and sales that our dealers have been experiencing



at the early spring retail shows around the country. Much of the momentum at the various trade shows can be traced directly to the success of the new models. Backlogs have been growing at Coachmen RV Company since January 2002, despite several increases in production rates. Based on the strength and consistency of incoming orders, we are in the process of reopening a motorhome production facility. We have the flexibility to respond quickly to this improving trend in demand because of the capacity in our existing plant infrastructure.

### Modular Housing Continues To Grow Sales And Profits

Our Modular Housing and Building segment fortunately did not encounter the same abrupt shifts in demand that we experienced in recreational vehicles during 2000 and 2001. Demand for home building in general has remained at historically high levels supported

# SHAREHOLDERS' MESSAGE

## SUMMARY OF SALES

### REVENUE BY SEGMENT


41.1%
58.9%

2001


18.2%
81.8%

1998

Modular Housing & Building Segment

Recreational Vehicle Segment

by low mortgage rates, the availability of credit for homebuyers and high consumer confidence. However, our modular housing operations are not as geographically dispersed as the overall housing industry. Certain areas, notably the Midwest and Northeast, were particularly affected by corporate layoffs due to the recession and ensuing increase in consumer anxiety. We recorded significant increases in both sales and pre-tax income for the segment, but those were primarily due to the full-year inclusion of Mod-U-Kraf and Miller Building, which we acquired in 2000, and from the contribution since February 2001 of KanBuild. As with our recreational vehicle group, however, we closed the year on a strong note with an eight percent gain in sales in modular housing. That trend has extended into 2002 with a backlog at the end of January 2002 that was 30 percent higher than a year ago.

One of our major strategic goals has been to achieve a more balanced mix of sales and earnings between our two operating groups. Completion of several important acquisitions has enabled us to record significant growth in the modular building segment in recent years. The sales of $244 million in this segment in 2001 represented a 72 percent increase over the volume just three years ago and accounted for 41 percent of our corporate sales, up from only 18 percent in 1998. We have focused on adding successful, well-managed companies and have therefore logically retained some independence among the three companies in this group. Utilizing a "best practices" approach, we are drawing on the particular strengths of each operating unit to enhance the performance and productivity of the others. We have substantial potential for gains in this endeavor, but the different - and successful - marketing profiles argue persuasively that we move prudently. All American Homes is continuing its efforts to broaden its home designs and markets. Drawing on the experience of KanBuild, it has increased offerings of larger, more expensive homes, complementing its popular series of more modest homes. Learning from Mod-U-Kraf, All American is expanding into the multi-family market. Our penetration into the commercial segment with Miller Building Systems, Inc. continues to grow, and there are some very intriguing success stories including a multi-story charter school and commentator cabins and management buildings that were used for the Winter Olympics.

## STRONG CASH FLOW HIGHLIGHTS FINANCIAL POSITION

We closed 2001 with a strong, liquid balance sheet. Cash and marketable securities totaled $40.6 million, up from $21.4 million at the end of 2000, with only nominal long-term obligations. A major emphasis for us during 2001 was raising margins by reducing expenses, rationalizing capacity and divesting business units where we could not generate a satisfactory return on capital. As a result of our actions, the gross margin increased to 15.7 percent for the fourth quarter versus 10.2 percent in the year-earlier period and for the full year to 15.2 percent versus 14.1 percent. Operating expenses were down in absolute dollars from 2000 for both the fourth quarter and the full year.

We had record cash flow from operations for 2001 of $41.3 million and were successful in augmenting our position through

# SHAREHOLDERS' MESSAGE

aggressive management of our balance sheet. Our inventory was down 17 percent, or $16.8 million, at year end. The lower sales in the recreational vehicle group contributed to this, but we also made a concerted effort to minimize the amount of capital invested in inventories without impacting our sales program. Receivables were down significantly from a year ago, and working capital at the end of 2001 was also lower.

The broad objective of our financial strategy is to ensure that our balance sheet provides the flexibility to fund the investments in new products necessary to drive internal gains and to support our interest in completing other complementary acquisitions.

## Focus Remains On Growth

I would like to thank our shareholders, customers, dealers and builders, employees and suppliers for their continued support and contributions. In our shareholder message a year ago, we dedicated space to restating our strategic objectives. These have not changed. We have the fortunate advantage to be in two industries, recreational vehicles and modular housing, and each offers sound growth opportunities. We must remain flexible and embrace change, but we do not need to consider any realignment of resources or major restructuring plan to find new avenues for expansion. We are also equipped with a management team that has depth and experience with other cyclical pauses in the long-term growth of this business. No one enjoys coping with difficult times, but these are the periods that really affirm the soundness of a company's basic operating strategy and provide opportunities for financially strong companies to gain meaningful market share.

Those familiar with Coachmen know that growth and expansion are integral parts of our culture. We encourage each of our employees to use their respective talents to the fullest, and we regard customer satisfaction as not just a goal, but an absolute necessity.

I want to close on a tangible point for shareholders that addresses the question of whether anything has changed in our business model to prevent us from achieving the profitability that yielded earnings of $1.92 per share as recently as 1998. I am very confident that we will reach that level again. In fact, elimination of non-performing operations through our restructuring actions and the increased stake we now have in the housing segment should allow us to set new levels of profitability in 2003 and beyond. We expect 2002 to be a year of recovery for our country, our economy and our Company and believe this will serve as a platform from which we will deliver sustained growth and improvement in the periods ahead.

Sincerely,

Claire C. Skinner

Chairman of the Board,
Chief Executive Officer and President



An extraordinary example of a modular home's design flexibility, Mod-U-Kraf's Wellington™ features over 4,200-sq. ft. of living space on three floors. The full basement showcases a theatre room as well as a family room, guest bedroom and bath.

# RECREATIONAL VEHICLE SEGMENT

## The Allure of RVs

"Wherever You Go, You're always at Home" was the earliest of several themes from the GO RVing™ ad campaign over five years ago and it is still inspired.

Even before the tragic events of 9/11, Americans had returned their focus to home, or at least on the comforts of home. Because recreational vehicles are homes on wheels, their allure was being discovered because RVs satisfy the "nesting" instinct. Since September 11 there has also been an enhanced desire for freedom and a sense of security, both of which are easily provided by RVs.

The freedom to decide where, when and how to go is embedded in the culture of America. RVs have long been popular with about 10 percent of all households and now a new cadre of owners is discovering the travel freedom and convenience RVs offer. RVs receive high praise for having a low "hassle index." Long lines at airports and juggling hotel reservations are avoided. Luggage never gets lost because no one else handles it. And RVs provide an excellent way for families and friends to spend quality time together.

## An RV for Every Buyer

Recreational vehicles, just like RV owners, come in all shapes and sizes. According to research just completed by Dr. Richard Curtin of the University of Michigan, RVs will continue to grow in popularity, though the buyer demographics will become younger and more diverse.

For this reason, Coachmen Industries is well positioned to capture a growing share of this market, offering RVs of nearly every type for any budget. *(See sidebar on page 7.)*

Coachmen Industries' three RV companies design, manufacture and market numerous types of RVs under the well-known brand names of Coachmen®, Georgie Boy®, Shasta® and Viking®.

The Company's largest and original subsidiary, Coachmen Recreational Vehicle Company, produces the broadest range of RVs, including both gas- and diesel-powered class A motorhomes, class C motorhomes, travel trailers and fifth wheel towable products. Georgie Boy Manufacturing specializes in class A motorhomes and Viking Recreational Vehicles specializes in fold-down camping trailers.

The RV segment is rounded out by two RV retail and service centers and Prodesign, which specializes in fiberglass products and is a leading custom thermoformer of plastic parts. Prodesign supplies parts to the RV and marine industries as well as many innovative products for the automobile after-market industry.



Coachmen RV's new Rendezvous™ motorhome has scored an industry first in child safety. This optional forward-facing booth dinette seat features patent-pending anchors designed to allow child safety seats to be installed without using the vehicle's seat belts. Coachmen is the first motorhome manufacturer to offer this revolutionary child protection system.

## Product Innovations

Though the demographics are evolving, a constant fact is that RV buyers seek out and select products that will complement their lifestyle. They also want the best quality and value for their dollar. Because most RV purchasers make their decisions based on the features, amenities and overall characteristics of the products, Coachmen places a strong



The new Rendezvous™ gas-powered class A motorhome from Coachmen RV Company offers many amenities typically found on higher end motorhomes.

# RECREATIONAL VEHICLE SEGMENT



Two of the main attractions of this Georgie Boy® Cruise Air® XL with the Select Package are the full-body paint and stunning exterior graphics.

emphasis on building the right RVs for the various needs and desires of different RV customers.

Long recognized as one of the country's most innovative RV manufacturers, the Company temporarily had allowed its focus to shift to systems issues. With those matters now resolved, Coachmen has renewed its focus on enhancing its product offerings and developing new innovations. During 2001 Coachmen® RV companies introduced more than 50 new models all designed to appeal to specific segments of the market.

## Increasing Motorhome Market Share

The largest growth in the class A market segment during recent years has come entirely from diesel-powered motorhomes. The Coachmen companies had a deficiency in this category, which now represents approximately 43 percent of class A's, up from only 18 percent a few years ago.

Coachmen RV Company corrected its deficiency in 2001 with the introduction of several new lines and amenities. Dealers and retail buyers alike are raving over Coachmen RV's exciting new diesel motorhomes, which are available at multiple price points within its Cross Country® and Sportscoach® product lines. Georgie Boy also introduced a luxurious 'Select Package' for its upgraded rear-diesel Cruise Air® model line, and has more innovations in the development phase.

## Important Non-Motorized Segment

Lightweight towables continue to gain a larger share of the market as younger families seek RVs they can tow easily behind their SUVs, mini-vans or light trucks. To meet the demand for these increasingly popular products, Coachmen RV introduced two new lines of lightweight travel trailers and fifth wheels: the Coachmen Captiva™ and Shasta® Ultra Lite™. Using pre-engineered lightweight steel frames and lightweight laminate materials, these towables can weigh hundreds of pounds less than other RVs of comparable size.

For those non-motorized product buyers who are seeking loads of luxurious amenities, Coachmen RV introduced the Somerset™ fifth wheel. With hardwood interiors,



Shasta® class C motorhomes are offered at two different price points in lengths from 24- to 31-ft.

## Coachmen Industries Produces Most RV Types in a Broad Range of Price Points*



Class A Diesel Motorhome - $114,800 - $187,900
14,500 units shipped by RV industry in 2001



Class A Gas Motorhome - $57,500 - $95,300
18,900 units shipped by RV industry in 2001



Class C Motorhome - $50,400 - $72,500
13,200 units shipped by RV industry in 2001



Fifth Wheel - $17,600 - $38,500
54,700 units shipped by RV industry in 2001



Travel Trailer - $13,300 - $26,500
102,200 units shipped by RV industry in 2001



Fold-Down Camping Trailer - $3,400 - $12,000
40,800 units shipped by RV industry in 2001

*approximate base retail prices



Viking® fold-down camping trailers are easy to tow and economical to own. Viking recently introduced a new line of camping trailers that utilize a structural body panel system that has a high gloss finish, is easy to maintain and is durable enough to resist scratches and dents.

entertainment centers and laundry facilities, the Somerset truly is a home away from home.

Though small in both size and price tag, fold-down camping trailers are an important category because historically 50 percent of new buyers enter the RV lifestyle with the purchase of a camping trailer. Coachmen Industries is keenly interested in those buyers because they often trade up to other RV types. Viking RV specializes in products for this significant market segment.

In 2001 Viking RV turned heads when it unveiled a revolutionary new body panel system for its fold-down campers. The GP's high gloss, easy-to-clean and extremely durable exterior boasts advanced thermoplastics never before used in the RV industry. For the first-time buyer or the economy-minded customer, Viking continues to offer a wide range of products for aerodynamic towing by a car, mini-van or light truck, starting at only $3,400.

## Favorable Demographics

According to the University of Michigan's recent research, the typical RV owner today is 49 years old with an average household income of $56,000. For many years the largest group of RV owners has been the 45- to 60-year-old age group. This age factor, together with psycho-sociographics that are well matched with the RV lifestyle, have caused RVs to be a major beneficiary of the 'Baby Boom' phenomenon thus far, and it will continue through 2010.

Because of the vast size of the Boomer generation, the number of Americans maturing into this largest age group of RV owners will continue rising at unprecedented rates. According to Dr. Curtin's study,


Favorable Demographics Will Drive RV Sales
Estimated Number of Households by Age of Householder
numbers in millions
Source: U.S. Census Bureau
30
25
20
15
10
5
0
age 45-54
age 55-64
age 65-74
2001
2005
2010

"The ongoing change in the age distribution of the population means that more consumers will enter the age range in which the highest RV ownership rates are recorded. From 2001 to 2010, the number of householders between 55 and 64 will increase from 14.3 million to 20.7 million, representing an extraordinary increase of 45 percent. For householders 45 to 54 the gain will be 3.2 million. The largest gains in households correspond to the age ranges that have the highest RV ownership rates. This presents a unique opportunity for growth in the RV industry."

## A Bright Future

There is a new awakening about the attributes of RVing as more and more Americans are discovering the comfort and mobility that RVs offer. This new appreciation for RVs has been aided, in part, by the successful national *Go RVing* ad campaign co-sponsored by all segments of the RV industry. Since the campaign is nearing the end of its second 3-year phase, the industry has unanimously agreed to fund a third phase, which will begin in early 2003. With millions of dollars working each year to expand the RV market, it is no wonder RV sales were tracking at near-record levels prior to the 2001 recession, and should be expected to continue once economic conditions stabilize.

Just as the RV industry's future is full of promise and anticipated growth, the future of Coachmen Industries is equally bright. The Company has earned an exceptionally strong reputation during its 38 years of producing well-recognized brand names of RVs. With its national dealer organization, strong service orientation, and its wide range of product offerings at numerous price points, the Company is well positioned to appeal to the growing number of RV buyers, both now and in the future.



The Prodesign® ground effects package for the new Saturn Vue includes front air dam, driver and passenger rocker covers, front and rear bumper appliqués, headlight appliqués and wiper cowling.

# MODULAR HOUSING & BUILDING SEGMENT



This All American Homes® Colonial style home has 2,800-sq. ft. of living space. The Charleston™ features a ground floor owner's suite, three bedrooms upstairs and three and a half baths. A second floor loft can easily be used as a flex room.

The good life in America. There is no doubt that "Home is where the Heart is." More than ever, it seems, Americans are turning to and seeking out the pleasures of home.

In 2001 the home building industry produced a near-record 1,275,000 new homes. Home building was virtually unaffected by the recession that plagued most other industries.

The reasons are simple and they are lasting....throughout American history families have placed a high value on a place to call home. Homes are where families search for comfort, security and togetherness.



The All American Homes® double trey ceiling option adds elegance to this formal dining room. A wide range of open floor plans are available with several choices of roof styles.

## #1 Modular Home Builder in the Nation

Because of Coachmen's recognized leadership in the recreational vehicle industry, many are unaware that Coachmen Industries, Inc. has been an active participant in the home building industry since 1982, when the Company acquired All American Homes, Inc. Now, due to its unique strengths, All American Homes has become the acknowledged Number One builder of modular homes in the nation.

Because of the significant growth potential in this market category, coupled with desirable risks and rewards, Coachmen has made the strategic decision to increase this segment of its business. During the mid-1990s, the Company made numerous capital expansions. In 2000 and early 2001, three acquisitions were completed in this segment.

Joining the five regional All American Homes® facilities are Mod-U-Kraf Homes, LLC, headquartered in Rocky

## Why Modular?

Modular homes should not be confused with *manufactured housing* or *mobile homes*, which provide affordable housing. Treated as a separate industry, manufactured homes are built on a steel 'chassis' to HUD standards.

Modular construction has become the preferred building method for the quality- and time-conscious homebuyer. For similar reasons, many conventional site builders are turning to modular homes as a preferred source of supply.

Here are a few reasons why:

*Climate Control:* Coachmen's homes are built indoors in a climate-controlled environment. Weather-related problems such as moisture saturation of construction materials and warping are avoided. Weather-related delays are significantly minimized.

*Construction Precision:* Utilizing state-of-the-art assembly equipment and production techniques, Coachmen's homes are produced more quickly and with greater precision. All main components are assembled with jigs so everything in every home "fits." Corners are square and walls are plumb and all applicable national, state and local building codes are met.

*Skilled Workers:* Coachmen employs trained specialists who perform their assigned duties on a year-round basis. Delays caused by unavailable or unreliable subcontractors are avoided.

*Timeliness:* Coachmen's homes are up to 90 percent complete when shipped, take as little as 8-10 weeks to build and arrive to the site on the scheduled date without cost overruns.



This Cambridge™, a two-story floor plan from All American Homes®, has an open foyer, 9-ft. ceilings throughout with a cathedral ceiling in the owner's suite.

Mount, Virginia and All American KanBuild with facilities in Kansas and Colorado. With the acquisition of Miller Building Systems, Inc. in Elkhart, Indiana, Coachmen has now added commercial structures to its other modular construction capabilities.

## Modulars Come of Age

The concept of modular housing as an attractive alternative to conventional "stick-built" homes is not new. What is new are recent opinions that "modular has come of age" and positive signs of growing acceptance of this highly efficient construction technique.

## Construction Advantages

There are many advantages to building the modular way. Costs, time, superior design and construction are all key elements that help make modular the preferred building method for both homes and commercial structures.

One of the most important reasons for choosing modular construction is that Coachmen® homes and commercial structures are built indoors year-round. This climate-controlled environment eliminates weather-related defects like freezing and cracking of brittle materials. Weather-related construction delays that prevent customers from staying on schedule with move-in dates are also avoided. *(For additional modular advantages please see sidebar on page 9.)*

The most important advantage of the modular construction technique is that the homebuyers gain quality, reliable completion schedules, competitive costs and yet they can still have the home of their dreams.

## Quality, Features and Design Flexibility

Something all of our homes have in common is quality. Construction quality and design flexibility are not "optional equipment." Every home, regardless of size or specifications, is built to our exacting standards and requirements.

Our customers also enjoy tremendous flexibility in selecting and designing their all-American dream home. From initial design to name brand fixtures to materials specifications, our customers have maximum flexibility.

Floor plans range from an 800-sq. ft. ranch-style home to a 1,400-sq. ft. Cape Cod lake retreat to a magnificent 5,000-sq. ft two- or three-story estate home. In short, our residences have as many shapes, sizes, budgets and personalities as our buyers.

While our homes have always been popular choices for scattered lots, we have recently focused on the housing development market, too. Partnering with developers, it seems certain that the modular concept ideally suits those needs as well, where scheduling and costing reliability are critically important to the success of a project.

## Commercial Structures

Miller Building Systems leads the Modular Housing and Building Group in commercial structures with



All American KanBuild designed and built this custom modular home in Colorado. With three floors and nearly 4,000-sq. ft of living space, this spacious home has vaulted ceilings, a U-shaped staircase, two fireplaces, four bedrooms, sun deck and balcony.

# MODULAR HOUSING & BUILDING SEGMENT


Century Heritage

Miller Building Systems specializes in commercial structures such as telecommunications buildings, schools, multi-story office buildings, medical buildings and banks. Miller and its customer, New Ground Resources, Inc, constructed this bank building.

expertise in telecommunications structures, schools, multi-story office buildings, medical buildings and banks.

Because of its national reputation as a company that can handle especially stringent structural engineering concerns, Miller was sought out to supply nearly 100 structures for the 2002 Winter Olympics in Salt Lake City. Requirements included 150-pound per sq. ft. snow loads as well as 80 mph wind gusts.

## Positive Housing Trends Continue

As we consider the outlook for home building, several assumptions seem clear. First, "home" will continue to be a priority for the American population. This is true of the population as it is presently configured demographically and it will remain true as the population evolves.

The Baby Boomers will continue to play an enormous role, given the size of this segment, their ages and wealth. Also, seniors are buying rather than selling homes during retirement. Healthier and significantly more affluent, seniors today want to downsize, but they do not want to downgrade.

## Enjoy the Good Life

The majority of Americans prefer to own their homes. And they tend to associate home ownership with a higher quality of life. Coachmen Industries will continue to provide quality homes that have become such an important part of the good life in America. With numerous styles and sizes available to fit any budget, Coachmen Industries can offer homebuyers a better way to build.



The Bayshore is a favorite for a second home or resort property. Log siding is available and floor plans range from 1,500- to 2,000-sq. ft.

## Modular Housing and Building Segment Manufacturing Locations


Sioux Falls, SD
Elkhart, IN
Binghamton, NY
Bennington, VT
Dyersville, IA
Decatur, IN
Leola, PA
Milliken, CO
Osage City, KS
Zanesville, OH
Springfield, TN
Rocky Mount, VA
Rutherfordton, NC

- ○ All American Homes
- ○ All American KanBuild
- ○ Mod-U-Kraf
- ○ Miller Building Systems

Circles represent an approximate 200-mile shipping radius

# EXECUTIVE MANAGEMENT COMMITTEE


James P. Skinner
John T. Trant
Richard M. Lavers
William G. Lenhart
Claire C. Skinner
Joseph P. Tomczak
Steven E. Kerr
Michael R. Terlep

Claire C. Skinner (47)
Chairman of the Board,
CEO & President

Joseph P. Tomczak (46)
Executive Vice President &
Chief Financial Officer

Richard M. Lavers (54)
Executive Vice President,
General Counsel & Secretary

John T. Trant (63)
Senior Vice President
Modular Housing & Building Group

William G. Lenhart (53)
Senior Vice President
Human Resources

James P. Skinner (51)
Senior Vice President
Business Development

Steven E. Kerr (53)
President & General Manager
All American Homes, LLC
Vice President, Modular Housing &
Building Group

Michael R. Terlep (40)
President & General Manager
Coachmen Recreational
Vehicle Company, LLC
Vice President, RV Group

# SUBSIDIARIES

## Recreational Vehicle Group

**COACHMEN RECREATIONAL VEHICLE COMPANY, LLC**
www.coachmenrv.com
Michael R. Terlep, Jr., President &
General Manager
Middlebury, Indiana
Goshen, Indiana

**Coachmen Recreational Vehicle Company of Georgia, LLC**
Lawton E. Tinley, Vice President &
General Manager
Fitzgerald, Georgia

**GEORGIE BOY MANUFACTURING, LLC**
www.georgieboy.com
Eric F. Heaton, President & General Manager
Edwardsburg, Michigan

**VIKING RECREATIONAL VEHICLES, LLC**
www.vikingrv.com
Clinton F. Rumble, President &
General Manager
Centreville, Michigan

**PRODESIGN, LLC**
www.prodesignproducts.com
Kevin G. Gipson, President &
General Manager
Elkhart, Indiana
Middlebury, Indiana

## Modular Housing and Building Group

**ALL AMERICAN HOMES, LLC**
www.allamericanhomes.com
Steven E. Kerr, President

**All American Homes of Indiana, LLC**
Steven E. Kerr, President &
General Manager
Decatur, Indiana

**All American Homes of Ohio, LLC**
David E. Johnson, Vice President &
General Manager
Zanesville, Ohio

**All American Homes of Iowa, LLC**
Delven D. Herr, Vice President &
General Manager
Dyersville, Iowa

**All American Homes of North Carolina, LLC**
Neil B. Sayers, Vice President &
General Manager
Rutherfordton, North Carolina

**All American Homes of Tennessee, LLC**
Carel A. Whiteside, Vice President &
General Manager
Springfield, Tennessee

**All American KanBuild**
**All American Homes of Kansas, LLC**
**All American Homes of Colorado, LLC**
www.kanbuild.com
John W. Samples, Vice President &
General Manager
Osage City, Kansas
Milliken, Colorado

**MILLER BUILDING SYSTEMS, INC.**
www.mbsionline.com
Rick J. Bedell, President
Elkhart, Indiana
Binghamton, New York
Leola, Pennsylvania
Sioux Falls, South Dakota
Bennington, Vermont

**MOD-U-KRAF HOMES, LLC**
www.mod-u-kraf.com
Dale H. Powell, President &
General Manager
Rocky Mount, Virginia

# Five-Year Summary Of Selected Financial Data

*(in thousands, except per share amounts)*

**YEAR ENDED DECEMBER 31**

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Net Sales | $593,921 | $734,578 | $872,819 | $779,437 | $683,051 |
| Net income (loss) | $(3,951) | $2,164 | $29,502 | $33,063 | $24,763 |
| Net income (loss) per share: | | | | | |
| Basic | $(0.25) | $0.14 | $1.80 | $1.93 | $1.44 |
| Diluted | $(0.25) | $0.14 | $1.80 | $1.92 | $1.42 |
| Cash dividends per share | $0.20 | $0.20 | $0.20 | $0.20 | $0.20 |
| At year end: | | | | | |
| Total assets | $288,560 | $296,446 | $285,766 | $269,341 | $259,654 |
| Long-term debt | $11,001 | $11,795 | $8,346 | $10,191 | $12,591 |

# Management's Discussion and Analysis of Financial Condition and Results of Operations

*The following discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements.*

### OVERVIEW

The Company was founded in 1964 as a manufacturer of recreational vehicles and began manufacturing modular homes in 1982. Since that time, the Company has evolved into a leading manufacturer in both the recreational vehicle ("RV") and modular housing and building business segments through a combination of internal growth and strategic acquisitions.

The Company's new plant openings have been an important component of its internal growth strategy. In 1995, the Company opened a new modular housing plant in Tennessee and in 1996, the Company expanded its modular housing production capacity with the construction of a new facility for the North Carolina housing operation. The construction of a new modular housing facility in Ohio became fully operational in 1998. Increases in production capacity also included additions to the modular housing plant in Iowa with an addition completed in 1998. New additions to expand the North Carolina and Iowa modular housing production facilities were completed in 2000. Additional travel trailer plants in Indiana became operational in 1996 and 1997. These additional plants helped capitalize on the growing market share of value-priced travel trailers. In 1999, a new service building was constructed at the RV production facility in Georgia. In addition, construction was completed in 1999 for a new manufacturing facility in Indiana for Class A motorhomes.

Acquisitions have also played an important role in the Company's growth strategy, particularly in the modular housing and building segment. On February 12, 2001, the Company acquired Kan Build, Inc. ("Kan Build"), a manufacturer of modular buildings with facilities in Kansas and Colorado. During 2000, the Company significantly expanded its modular housing and building segment with the acquisitions of Mod-U-Kraf Homes, Inc. ("Mod-U-Kraf Homes") on June 30, 2000 and Miller Building Systems, Inc. ("Miller Building") on October 31, 2000. For further details, including unaudited pro forma financial information, see Note 11 of Notes to Consolidated Financial Statements. In addition, during 2000 and 1999, the Company sold or liquidated its Company-owned dealerships, with the exception of two Company-owned stores which were retained for research and development and regional service purposes.

The Company's business segments are cyclical and subject to certain seasonal demand cycles and changes in general economic and political conditions. Demand in the RV and certain portions of the modular housing and building segment generally declines during the winter season, while sales and profits are generally highest during the spring and summer months. Inflation and changing prices have had minimal direct impact on the Company in the past in that selling prices and material costs have generally followed the rate of inflation.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

**RESULTS OF OPERATIONS**
**Comparison of 2001 to 2000**

Consolidated net sales decreased $140.7 million, or 19.1% to $593.9 million in 2001 from $734.6 million in 2000. The Company's RV segment experienced a net sales decrease of 36.1%. The modular housing and building segment had a net sales increase of $57.2 million, or 30.6%. The current year acquisition of Kan Build on February 12, 2001 accounted for $29.0 million of the modular housing and building segment's increase in net sales. Sales decreases in the RV segment are attributable to a decline in overall market conditions affecting the RV industry as a whole caused mainly by reduced consumer confidence and dealer inventory adjustments which negatively impacted RV industry shipments. The RV segment experienced a slight increase in the average sales price per unit. The modular housing and building segment experienced an increase in unit sales, including unit sales of acquired businesses, but experienced a decrease in the average sales price per unit resulting from a larger percentage of sales of less expensive commercial structures during 2001 as compared to 2000. Sales increases in 2001 in the modular housing and building segment were mainly attributable to acquisitions in 2001 and the second half 2000. Historically, the Company's first and fourth quarters are the slowest for sales in both segments.

Gross profit was $90.6 million, or 15.2% of net sales, in 2001 compared to $103.2 million, or 14.1% of net sales, in 2000. Although gross profit as a percentage of net sales improved in 2001, both the RV segment and the modular housing and building segment experienced a decline in gross profit as a percentage of sales when compared to 2000. The overall improvement was primarily attributable to the modular housing and building segment representing a greater percentage of the Company's total net sales. This segment generally has higher profit margins than the RV segment. While the RV segment benefited from cost cutting efforts including the improved utilization of manufacturing facilities resulting from consolidations that took place earlier in 2001, the reduced production volume in 2001 resulted in a reduction in gross profit as a percentage of net sales when compared to 2000. The modular housing and building segment's gross profit included significant contributions from acquired companies. Although the Company shifted its marketing emphasis to larger, more complex homes where demand is generally less cyclical and margins are higher, the increase in the mix of lower margin commercial sales resulted in an overall reduced gross profit as a percent of net sales for the modular housing and building segment.

Operating expenses, consisting of selling, delivery, general and administrative expenses, were $95.0 million and $100.7 million, or as a percentage of net sales, 16.0% and 13.7% for 2001 and 2000, respectively. Delivery expenses were $32.1 million in 2001, or 5.4% of net sales, compared with $32.6 million, or 4.4% of net sales in 2000. Delivery expenses as a percentage of sales are considerably higher for the modular housing and building segment as compared to the RV segment. With the acquisitions in 2001 and 2000, the modular housing and building segment contributed a greater percentage of overall Company sales in 2001 as compared to 2000, resulting in an increase in delivery expense as a percentage of net sales. Selling expenses for 2001 and 2000, both at 4.7% of net sales, were $28.1 million and $34.5 million, respectively. General and administrative expenses were $34.8 million in 2001, or 5.9% of net sales, compared with $33.6 million, or 4.6% of net sales, in 2000. The percentage increase in general and administrative expenses compared to sales in 2001 was primarily the result of goodwill amortization and other general and administrative expenses for companies acquired in 2001 and near the end of 2000.

Operating loss in 2001 of $4.5 million compared with operating income of $2.5 million in 2000, a decrease of $7.0 million. This decrease is consistent with the $12.7 million decrease in gross profit offset by the overall decrease of $5.7 million in operating expenses.

Interest expense for 2001 and 2000 was $2.3 million and $2.2 million, respectively. Interest expense varies with the amount of long-term debt and the amount of premiums borrowed by the Company against the cash surrender value of the Company's investment in life insurance contracts. Interest expense also increased as a result of assumed debt obligations in the acquisitions of Mod-U-Kraf Homes, Miller Building and Kan Build. Investment income for 2001 decreased to $.5 million from $1.4 million in 2000. The decrease in the investment income was principally due to less funds being invested in 2001 than in 2000 and a sharp decrease in interest rates during 2001. Cash and temporary cash investments were used in investing activities during 2001, including the acquisition of Kan Build.

The gain on sale of properties decreased $.6 million in 2001. There were no major gains on the sale of properties in 2001. Assets are continually analyzed and every effort is made to sell or dispose of properties that are determined to be excess or unproductive.

Pretax loss for 2001 was $6.1 million compared with pretax income of $2.9 million for 2000. The Company's RV segment incurred a pretax loss of $11.6 million, or (3.3)% of RV net sales in 2001, compared with a pretax loss of $5.0 million, or (.9)% of the RV segment's net sales in 2000. The modular housing and building segment generated 2001 pretax income of $15.5 million and in 2000, $11.9 million, or 6.3% of modular net sales for both periods. The pretax income (loss) of the two segments does not include an allocation of additional depreciation expense of $1.9 million in

2001 and $1.8 million in 2000 associated with the enterprise-wide technology systems which were placed in service during 1999. This corporate expense is included in "other reconciling items" in the segment disclosures (see Note 2 of Notes to Consolidated Financial Statements).

The provision for income taxes was a benefit of $2.2 million for 2001 versus an expense of $.7 million for 2000, representing an effective tax rate of (35.4%) and 25.0%, respectively. The Company's effective tax rate fluctuates based upon the states where sales occur, the level of export sales, the mix of nontaxable investment income and other factors (see Note 10 of Notes to Consolidated Financial Statements).

The net loss for the year ended December 31, 2001 was $4.0 million compared to net income of $2.2 million for 2000.

### Comparison of 2000 to 1999

Consolidated net sales for 2000 were $734.6 million, a decrease of 15.8% from the $872.8 million reported in 1999. The Company's RV segment experienced a sales decrease of 22.2%, while the modular housing and building segment's sales increased by 10.5%. The RV segment's net sales in 2000 and 1999 included $50.4 million and $84.0 million, respectively, of net sales attributable to RV segment business units which were sold or liquidated during 2000 and 1999 (see Note 11 to Notes to Consolidated Financial Statements). Sales decreases in the RV segment were attributable to a decline in overall market conditions affecting the recreational vehicle industry as a whole. Increases in interest rates, high fuel prices, dealer inventory adjustments and reduced consumer confidence negatively impacted RV industry shipments. The RV segment experienced a slight increase in the average sales price per unit while the modular housing and building segment experienced increases in both unit sales, including unit sales of acquired businesses, and in the average sales price per unit during 2000.

Gross profit for 2000 decreased to $103.2 million, or 14.1% of net sales, from $133.8 million, or 15.3% of sales, in 1999. The decrease in gross profit was primarily attributable to significantly lower production volume accompanying a decrease in total net sales from the Company's RV segment. Gross profit was also negatively impacted by nonrecurring special charges in the fourth quarter of 2000 related to plant consolidation, losses on the closing and liquidation of four retail dealerships and write-downs of certain real estate held for sale. In addition, during the fourth quarter of 2000, the Company increased accruals for excess inventory quantities, warranty liabilities and estimated losses under repurchase agreements.

Operating expenses, which include selling, delivery, general and administrative expenses, were $100.7 million, or 13.7% of net sales in 2000, compared with $93.1, or 10.7% of sales in 1999. Delivery expenses were $32.6 million, or 4.4% of net sales in 2000, compared with $32.8 million, or 3.8% of net sales in 1999. The increase in delivery expense as a percentage of sales was primarily the result of the modular housing and building segment representing a greater percentage of the Company's total net sales. Delivery expense is considerably higher as a percentage of net sales in the modular housing and building segment as compared to the RV segment. Selling expenses were $34.5 million, or 4.7% of sales in 2000, compared with $31.9 million, or 3.7% of sales in 1999. Selling expenses increased in 2000 as a result of overall increases in dealer incentives in both segments of the Company's business. During 2000, the Company responded to discounting in the RV marketplace with strong incentives and marketing programs in an effort to stimulate retail sales. General and administrative expenses were $33.6 million, or 4.6% of net sales in 2000, compared with $28.4 million, or 3.3% of net sales in 1999. The general and administrative percentage increase in 2000 reflects increased internal costs for compensation and related expenses which were capitalized in 1999 in connection with the implementation of the new enterprise-wide technology systems.

Operating income was $2.5 million in 2000 compared with $40.6 million in 1999, a decrease of 93.8%. This decrease was consistent with the $30.5 million decrease in gross profit and the overall increase of $7.6 million in operating expenses.

Interest expense increased in 2000 to $2.2 million from $1.8 million in 1999. Investment income decreased to $1.4 million from $2.7 million in 1999. The decrease in investment income was principally due to less funds being invested in 2000 than in 1999. During 2000, cash and temporary cash investments were used in investing activities, including the acquisitions of Mod-U-Kraf Homes and Miller Building.

The net gain on the sales of properties decreased $1.1 million in 2000. The larger amount in 1999 was substantially due to the sale of real estate in Indiana, which included the previous corporate administrative building and various other miscellaneous properties. In 2000, the major gain on property was from the sale of the Lux Company facility, which approximated $1.2 million.

Pretax income was $2.9 million in 2000 compared with $45.0 million in 1999. The Company's RV segment incurred a pretax loss of $5.0 million, or (.9)% of RV net sales in 2000, compared with pretax income of $28.1 million, or 4.0% of the RV segment's net sales in 1999. The modular housing and building segment produced pretax income of $11.9 million in 2000, or 6.3% of the modular segment's net sales and $14.9 million, or 8.8% of the modular segments net sales, in 1999 (see Note 2 of Notes to Consolidated Financial Statements).

# Management's Discussion and Analysis of Financial Condition and Results of Operations

The provision for income taxes was $.7 million for 2000 and $15.5 million for 1999, representing an effective tax rate of 25.0%, and 34.5%, respectively.

Net income for the year ended December 31, 2000 was $2.2 million compared with $29.5 million for the prior year.

### Liquidity and Capital Resources

The Company generally relies on funds from operations as its primary source of working capital and liquidity. In addition, the Company maintains a $30 million secured line of credit to meet its seasonal working capital needs (see Note 5 of Notes to Consolidated Financial Statements). During 2001, there were borrowings of $13.5 million under the credit facilities to finance the cash purchase price of Kan Build and such borrowings were subsequently repaid. There were no short-term borrowings outstanding at December 31, 2001, 2000 or 1999.

The Company's operating activities have been the principal source of cash flows in each of the last three years. Operating cash flows were $41.3 million, $29.9 million and $22.2 million for 2001, 2000 and 1999, respectively. For the year 2001, depreciation and the decreases in receivables and inventories, offset somewhat by decreases in trade accounts payable, were the major sources of cash flows. The decrease in receivables was directly related to the decrease in total net sales for the fourth quarter of 2001 compared to the same period in 2000. For the year 2000, depreciation and decreases in receivables and inventories, net of acquired companies, were the major sources of cash flows. In 1999, net income, adjusted for depreciation, was a significant factor in generating cash flows. In 1999 increases in trade accounts payable and accrued expenses and other liabilities were significantly offset by increases in receivables and inventories. This increase in receivables was related to the 12.0% increase in annual sales and the 11.6% increase in fourth quarter sales volume.

Investing activities used cash of $4.4 million, $25.0 million and $17.9 million in 2001, 2000 and 1999, respectively. In 2001, investment activities were mainly attributable to the acquisition of Kan Build. The sale of marketable securities, net of purchases, provided cash flows of $3.9 million and $12.7 million for 2001 and 2000, respectively. In 2000, these proceeds were used in part to fund the acquisition of Mod-U-Kraf Homes. In 1999, purchases of marketable securities, net of sales, used $2.1 million of cash flows. Proceeds from the sale of businesses provided cash of $4.8 million in 2000 and $3.3 million in 1999 while acquisitions of businesses consumed cash of $7.7 million in 2001 and $34.4 million in 2000 (see Note 11 of Notes to Consolidated Financial Statements). Otherwise the principal use of cash for investing activities in each of the last three years has been for property, plant and equipment acquisitions. Major capital expenditures during 2001 included the completion of the Milliken, Colorado facility which was under construction at the time of the Kan Build acquisition. Major capital expenditures during 2000 included expanding production facilities in North Carolina and Iowa for the modular housing and building segment. In 1999, major capital expenditures included expanding production facilities for the RV segment, as well as capitalization of internal costs associated with the enterprise-wide technology system.

In 2001, cash flows from financing activities reflected borrowings of $13.5 million, which were used for the purchase of Kan Build. This was subsequently repaid during the year along with $7.9 million of long-term debt acquired with the purchase. In 2000, cash flows reflected short-term borrowings and repayment of $30.0 million, which was used for the purchase of Miller Building. In 1999 the principal use of cash flows from financing activities was the $19.1 million used to purchase common shares under the Company's share repurchase programs. Other financing activities for 2001, 2000 and 1999, which used cash in each of the years, were payments of long-term debt and cash dividends. These negative cash flows were partially offset by the issuance of common shares under stock option and stock purchase plans. For a more detailed analysis of the Company's cash flows for each of the last three years, see the Consolidated Statements of Cash Flows.

The Company's cash and temporary cash investments at December 31, 2001 were $28.4 million, or an increase of $25.8 million from 2000. The Company anticipates that available funds, together with anticipated cash flows generated from future operations and amounts available under its credit facilities will be sufficient to fund future planned capital expenditures and other operating cash requirements through the end of 2002. In addition, the Company has $12.2 million of marketable securities, which are invested in public utility preferred stocks under a dividend capture program.

A downturn in the U.S. economy, lack of consumer confidence and other factors adversely impacted the RV industry during 2001 and the latter part of 2000. This has had a negative impact on the Company's sales of RVs and also increases the Company's risk of loss under repurchase agreements with lenders to the Company's independent dealers (See Note 12 of Notes to Consolidated Financial Statements and Critical Accounting Policies below).

In 2001, working capital decreased $14.2 million, from $116.2 million to $102.0 million. The $12.7 million decrease in current assets at December 31, 2001 versus December 31, 2000 was primarily due to reductions in receivables and inventories. The $1.5 million increase in current liabilities is substantially due to increases in accrued expenses and other liabilities offset by decreases in trade accounts payable.

## Critical Accounting Policies

The following discussion of accounting policies is intended to supplement the summary of significant accounting policies presented in Note 1 of the Notes to Consolidated Financial Statements. These policies were selected because they are broadly applicable within our operating units and they involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related income statement, asset and/or liability amounts.

The Company evaluates the carrying amounts of tangible and intangible assets annually to determine if they may be impaired. If the carrying amounts of the assets are not recoverable based upon undiscounted cash flow analysis, they are reduced by the estimated shortfall of fair value compared to the recorded value. Impairment losses of $.9 million and $2.1 million were recognized from the write-down of inventories and various real estate properties owned by the Company during 2001 and 2000, respectively.

The Company offers to its customers a variety of warranties on its products ranging from 1 to 5 years in length. Estimated costs related to product warranty are accrued at the time of sale and included in cost of sales. Estimated costs are based upon past warranty claims and sales history and adjusted as required to reflect actual costs incurred, as information becomes available. Warranty expense totaled $16.8 million, $15.5 million and $14.2 million in 2001, 2000 and 1999, respectively. Accrued liabilities for warranty expense at December 31, 2001 and 2000 were $8.4 million and $7.8 million, respectively.

At December 31, 2001 the Company had reserves for numerous other loss exposures, such as product liability ($3.1 million), litigation ($.5 million) and accounts receivable ($1.0 million). The Company also has loss exposure on loan guarantees and repurchase agreements (see Note 12 of Notes to Consolidated Financial Statements). Establishing loss reserves for these matters requires the use of estimates and judgment in regards to risk exposure and ultimate liability. The Company estimates losses under the programs using consistent and appropriate methods; however, changes in assumptions could materially affect the Company's recorded liabilities for loss. Where available, the Company utilizes published credit ratings for our debtors to assist in determining the amount of required reserves.

## Pending Accounting Policies

(See New Accounting Standards Not Yet Adopted in Note 1 of the Notes to Consolidated Financial Statements).

## Forward-Looking Statements

This Annual Report contains certain statements that are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward- looking statements involve risks and uncertainties, and are dependent on factors which may include, but are not limited to, the availability and price of gasoline, which can impact the sale of RVs; availability of chassis, which are used in the production of many of the Company's RV products; interest rates, which affect the affordability of the Company's products; changing government regulations, such as those covering accounting standards, environmental matters or product warranties and recalls, which may affect costs of operations, revenues, product acceptance and profitability; legislation governing the relationships of the Company with its RV dealers, which may affect the Company's options and liabilities in the event of a general economic downturn; the impact of economic uncertainty on high-cost discretionary product purchases; and also on the state of the RV and modular housing and building industries in the United States. Other factors affecting forward-looking statements include the cyclical and seasonal nature of the Company's businesses, adverse weather, changes in property taxes and energy costs, changes in federal income tax laws and federal mortgage financing programs, changes in public policy, competition in these industries and the Company's ability to maintain or increase gross margins which are critical to profitability whether there are or are not increased sales.

At times, the Company's actual performance differs materially from its projections and estimates regarding the economy, the RV and modular housing and building industries and other key performance indicators. Readers of this Report are cautioned that reliance on any forward-looking statements involves risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance that the forward-looking statements contained in this Report will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's objectives will be achieved.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

### UNAUDITED INTERIM FINANCIAL INFORMATION

Certain selected unaudited quarterly financial information for the years ended December 31, 2001 and 2000 is as follows:

| 2001 Quarter Ended | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| Net sales | $152,924 | $162,359 | $149,577 | $129,061 |
| Gross profit | 16,122 | 28,059 | 26,141 | 20,240 |
| Net income (loss) | (4,940) | 1,424 | 1,005 | (1,440) |
| Net income (loss) per common share: | | | | |
| Basic | (.31) | .09 | .06 | (.09) |
| Diluted | (.31) | .09 | .06 | (.09) |

| 2000 Quarter Ended | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| Net sales | $201,213 | $194,697 | $188,474 | $150,194 |
| Gross profit | 30,151 | 30,513 | 27,207 | 15,363 |
| Net income (loss) | 4,030 | 3,700 | 2,273 | (7,839) |
| Net income (loss) per common share: | | | | |
| Basic | .26 | .24 | .15 | (.50) |
| Diluted | .26 | .24 | .15 | (.50) |

The fourth quarter of 2001 was adversely impacted by a $469 nonrecurring special charge which consisted of writing-down the carrying value of certain real estate not currently used in production. In addition, the 2001 fourth quarter's operating results were adversely affected by increased accruals for prior years state taxes and for estimated losses under repurchase agreements as a result of the unfavorable market conditions affecting the RV industry.

The fourth quarter of 2000 was adversely impacted by $2.6 million of nonrecurring special charges which consisted of the following: $646 for closing of the Oregon plant, $1,270 for closing and liquidation of four Company-owned retail facilities and $673 for writing down the carrying value of certain real estate not currently used in production. In addition, the 2000 fourth quarter's operating results were adversely affected by increased accruals for excess inventory quantities, warranty liabilities and estimated losses under repurchase agreements all the result of the unfavorable market conditions affecting the RV industry.

# Report of Independent Auditors

ERNST & YOUNG

Board of Directors and Shareholders
Coachmen Industries, Inc.

We have audited the accompanying consolidated balance sheet of Coachmen Industries, Inc. (the Company) and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Coachmen Industries, Inc. and subsidiaries as of and for the two year period ended December 31, 2000, were audited by other auditors whose report dated February 2, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coachmen Industries, Inc. and subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Grand Rapids, Michigan

Ernst + Young LLP

February 1, 2002

# Consolidated Balance Sheets

*as of December 31 (in thousands)*

## Assets

| | 2001 | 2000 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and temporary cash investments | $ 28,416 | $ 2,614 |
| Marketable securities | 12,180 | 18,737 |
| Trade receivables, less allowance for doubtful receivables 2001 - $972 and 2000 - $1,066 | 23,756 | 37,743 |
| Other receivables | 2,162 | 2,336 |
| Refundable income taxes | 2,241 | 4,600 |
| Inventories | 80,477 | 97,315 |
| Prepaid expenses and other | 4,656 | 2,221 |
| Deferred income taxes | 7,319 | 8,384 |
| Total current assets | 161,207 | 173,950 |
| Property, plant and equipment, net | 80,233 | 84,163 |
| Intangibles, less accumulated amortization 2001 - $2,096 and 2000 - $917 | 18,954 | 15,983 |
| Cash value of life insurance | 13,454 | 12,378 |
| Other | 14,712 | 9,972 |
| TOTAL ASSETS | $288,560 | $296,446 |

## Liabilities and Shareholders' Equity

| | 2001 | 2000 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accounts payable, trade | $ 18,944 | $ 24,015 |
| Accrued income taxes | 494 | 845 |
| Accrued expenses and other liabilities | 38,846 | 31,988 |
| Current maturities of long-term debt | 917 | 865 |
| Total current liabilities | 59,201 | 57,713 |
| Long-term debt | 11,001 | 11,795 |
| Deferred income taxes | 1,257 | 3,370 |
| Other | 8,461 | 8,619 |
| Total liabilities | 79,920 | 81,497 |
| COMMITMENTS AND CONTINGENCIES (Note 12) | | |
| SHAREHOLDERS' EQUITY | | |
| Common shares, without par value: authorized 60,000 shares; issued 2001 – 21,046 shares and 2000 - 21,020 shares | 91,072 | 90,861 |
| Additional paid-in capital | 5,755 | 5,563 |
| Accumulated other comprehensive income (loss) | ( 931) | - |
| Retained earnings | 162,646 | 169,766 |
| Treasury shares, at cost, 2001 – 5,110 shares and 2000 – 5,317 shares | ( 49,902) | (51,241) |
| Total shareholders' equity | 208,640 | 214,949 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $288,560 | $296,446 |

*See Notes to Consolidated Financial Statements.*

# Consolidated Statements of Operations

*for the years ended December 31 (in thousands, except per share amounts)*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net sales | $593,921 | $734,578 | $872,819 |
| Cost of sales | 503,359 | 631,344 | 739,034 |
| Gross profit | 90,562 | 103,234 | 133,785 |
| Operating expenses: | | | |
| Delivery | 32,122 | 32,575 | 32,834 |
| Selling | 28,135 | 34,506 | 31,933 |
| General and administrative | 34,794 | 33,637 | 28,375 |
| | 95,051 | 100,718 | 93,142 |
| Operating income (loss) | (4,489) | 2,516 | 40,643 |
| Nonoperating income (expense): | | | |
| Interest expense | (2,298) | (2,152) | (1,829) |
| Investment income | 476 | 1,401 | 2,747 |
| Gain on sale of properties, net | 303 | 891 | 1,962 |
| Other income (expense), net | ( 110) | 231 | 1,518 |
| | (1,629) | 371 | 4,398 |
| Income (loss) before income taxes | (6,118) | 2,887 | 45,041 |
| Income taxes (benefit) | (2,167) | 723 | 15,539 |
| Net income (loss) | $ (3,951) | $ 2,164 | $29,502 |
| Earnings (loss) per common share: | | | |
| Basic | $ ( .25) | $ .14 | $ 1.80 |
| Diluted | ( .25) | .14 | 1.80 |
| Shares used in the computation of earnings per common share: | | | |
| Basic | 15,835 | 15,584 | 16,370 |
| Diluted | 15,835 | 15,639 | 16,421 |

*See Notes to Consolidated Financial Statements.*

# Consolidated Statements of Shareholders' Equity

*for the years ended December 31, 2001, 2000 and 1999 (in thousands, except per share amounts)*

| | Common Shares | | Additional Paid-In | Accumulated Other Comprehensive | Retained | Treasury Shares | | Total Shareholders' |
|---|---|---|---|---|---|---|---|---|
| | Number | Amount | Capital | Income (Loss) | Earnings | Number | Amount | Equity |
| Balance at January 1, 1999 | 20,843 | $89,105 | $3,867 | $ - | $114,488 | (4,258) | $(33,128) | $204,332 |
| Net income | - | - | - | - | 29,502 | - | - | 29,502 |
| Issuance of common shares upon the exercise of stock options net of tax benefit of $438 | 107 | 981 | 438 | - | - | - | - | 1,419 |
| Issuance of common shares under employee stock purchase plan | 21 | 319 | - | - | - | - | - | 319 |
| Issuance of common shares from treasury | - | - | 318 | - | - | 21 | 151 | 469 |
| Acquisition of common shares for treasury | - | - | - | - | - | (1,206) | (19,121) | (19,121) |
| Cash dividends of $.20 per common share | - | - | - | - | (3,274) | - | - | (3,274) |
| Balance at December 31, 1999 | 20,971 | 90,405 | 4,623 | - | 170,716 | (5,443) | (52,098) | 213,646 |
| Net income | - | - | - | - | 2,164 | - | - | 2,164 |
| Issuance of common shares upon the exercise of stock options net of tax benefit of $91 | 21 | 173 | (217) | - | - | 109 | 748 | 704 |
| Issuance of common shares under employee stock purchase plan | 28 | 283 | - | - | - | - | - | 283 |
| Issuance of common shares from treasury | - | - | 200 | - | - | 17 | 109 | 309 |
| Conversion of stock options of acquired business to stock options of the Company | - | - | 957 | - | - | - | - | 957 |
| Cash dividends of $.20 per common share | - | - | - | - | (3,114) | - | - | (3,114) |
| Balance at December 31, 2000 | 21,020 | 90,861 | 5,563 | - | 169,766 | (5,317) | (51,241) | 214,949 |
| Net loss | - | - | - | - | (3,951) | - | - | (3,951) |
| Net unrealized loss on securities net of tax benefit of $510 | - | - | - | (931) | - | - | - | (931) |
| Total comprehensive loss | | | | | | | | (4,882) |
| Issuance of common shares upon the exercise of stock options net of tax benefit of $10 | - | - | (258) | - | - | 176 | 1,414 | 1,156 |
| Issuance of common shares under employee stock purchase plan | 26 | 211 | - | - | - | - | - | 211 |
| Issuance of common shares from treasury | - | - | 450 | - | - | 84 | 588 | 1,038 |
| Acquisition of common shares for treasury | - | - | - | - | - | (53) | (663) | (663) |
| Cash dividends of $.20 per common share | - | - | - | - | (3,169) | - | - | (3,169) |
| Balance at December 31, 2001 | 21,046 | $91,072 | $5,755 | $(931) | $162,646 | (5,110) | $(49,902) | $208,640 |

***See Notes to Consolidated Financial Statements.***

# Consolidated Statements of Cash Flows

*for the years ended December 31 (in thousands)*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income (loss) | $ (3,951) | $ 2,164 | $ 29,502 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation | 10,890 | 10,941 | 9,146 |
| Amortization and write-off of intangibles | 1,179 | 273 | 127 |
| Provision for doubtful receivables | 379 | 435 | 117 |
| Provision for write-down of property to net realizable value | 869 | - | - |
| Net realized and unrealized losses on marketable securities and derivatives | 1,759 | 1,112 | 825 |
| Gain on sale of properties, net | (303) | (891) | (1,962) |
| Increase in cash surrender value of life insurance policies | (1,203) | (903) | (750) |
| Deferred income taxes | (1,035) | (1,758) | 559 |
| Other | 901 | 976 | 175 |
| Changes in certain assets and liabilities, net of effects of acquisitions and dispositions: | | | |
| Trade receivables | 14,572 | 14,631 | (13,199) |
| Inventories | 21,365 | 12,420 | (9,908) |
| Prepaid expenses and other | (2,378) | 955 | (873) |
| Accounts payable, trade | (5,744) | (8,237) | 6,044 |
| Income taxes - accrued and refundable | 1,998 | (942) | (794) |
| Accrued expenses and other liabilities | 1,996 | (1,244) | 3,234 |
| Net cash provided by operating activities | 41,294 | 29,932 | 22,243 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Proceeds from: | | | |
| Sale of marketable securities | 51,672 | 134,673 | 186,794 |
| Sale of properties | 1,800 | 1,931 | 2,596 |
| Sale of businesses | - | 4,826 | 3,298 |
| Payments received on notes receivable | 3,244 | - | - |
| Acquisitions of: | | | |
| Marketable securities | (47,752) | (121,972) | (188,890) |
| Property and equipment | (4,719) | (8,222) | (21,400) |
| Businesses, net of acquired cash | (7,707) | (34,351) | - |
| Other | (922) | (1,898) | (297) |
| Net cash used in investing activities | (4,384) | (25,013) | (17,899) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Proceeds from short-term borrowings | - | 30,000 | - |
| Payments of short-term borrowings | - | (30,000) | - |
| Proceeds from long-term debt | 13,500 | - | - |
| Payments of long-term debt | (22,143) | (4,447) | (2,427) |
| Issuance of common shares | 1,357 | 896 | 1,300 |
| Tax benefit from stock options exercised | 10 | 91 | 438 |
| Cash dividends paid | (3,169) | (3,114) | (3,274) |
| Purchases of common shares for treasury | (663) | - | (19,121) |
| Net cash used in financing activities | (11,108) | (6,574) | (23,084) |
| Increase (decrease) in cash and temporary cash investments | 25,802 | ( 1,655) | (18,740) |
| CASH AND TEMPORARY CASH INVESTMENTS | | | |
| Beginning of year | 2,614 | 4,269 | 23,009 |
| End of year | $ 28,416 | $ 2,614 | $ 4,269 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest | $ 2,624 | $ 2,192 | $ 1,305 |
| Income taxes | 1,480 | 3,770 | 15,716 |



*See Notes to Consolidated Financial Statements.*

# Notes to Consolidated Financial Statements

*(in thousands, except per share amounts)*

## 1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES.

**Nature of Operations -** Coachmen Industries, Inc. and its subsidiaries (the "Company") manufacture a full line of RVs and modular housing and buildings. RVs are sold through a nationwide dealer network. The modular products (modular homes, townhouses and specialized structures) are sold to builders/dealers or directly to the end user for certain specialized modular structures.

**Principles of Consolidation -** The accompanying consolidated financial statements include the accounts of Coachmen Industries, Inc. and its subsidiaries, all of which are wholly owned. All material intercompany transactions have been eliminated.

**Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Revenue Recognition –** For the RV segment, the shipping terms are free on board ("FOB") shipping point and title and risk of ownership are transferred to the independent dealers at that time. Accordingly, sales are recognized as revenue at the time the products are shipped. For the modular housing and building segment, the shipping terms are generally FOB destination. Title and risk of ownership are transferred when the Company completes installation of the product. The Company recognizes the revenue at the time delivery and installation are completed. Revenue from final set-up procedures, which are perfunctory, is deferred and recognized when such set-up procedures are completed.

**Cash Flows and Noncash Activities -** For purposes of the consolidated statements of cash flows, cash and temporary cash investments include cash, cash investments and any highly liquid investments purchased with original maturities of three months or less.

Noncash investing and financing activities are as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Issuance of common shares, at market value, in lieu of cash compensation | $ 1,038 | $ 309 | $469 |
| Liabilities assumed in business acquisitions | 12,728 | 21,926 | - |
| Liabilities assumed by buyers in the disposition of businesses | - | 1,414 | - |

**Concentrations of Credit Risk -** Financial instruments which potentially subject the Company to credit risk consist primarily of cash and temporary cash investments and trade receivables.

At December 31, 2001 and 2000, cash and temporary cash investments include $23.6 million and $.2 million, respectively, invested in a money market mutual fund.

The Company has a concentration of credit risk in the RV industry, although there is no geographic concentration of credit risk. The Company performs ongoing credit evaluations of its customers' financial condition and sales to its RV dealers are generally subject to pre-approved dealer floor plan financing whereby the Company is paid upon delivery or shortly thereafter. The Company generally requires no collateral from its customers. Future credit losses are provided for currently through the allowance for doubtful receivables and actual credit losses are charged to the allowance when incurred.

**Marketable Securities -** Marketable securities consist of public utility preferred stocks which pay quarterly cash dividends. The preferred stocks are part of a dividend capture program whereby preferred stocks are bought and held for the purpose of capturing the quarterly preferred dividend. The securities are then sold and the proceeds reinvested again in preferred stocks. The Company's dividend capture program is a tax planning strategy to maximize dividend income which is 70% excludable from taxable income under the Internal Revenue Code and related state tax provisions. As a result, a dividend capture program generally provides a higher after-tax return than other short-term investment alternatives. The Company accounts for its marketable securities under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires certain securities to be categorized as either trading, available-for-sale or held-to-maturity. The Company's marketable securities at December 31, 2001 and 2000 are classified as available-for-sale and, accordingly, are carried at fair value with net unrealized appreciation (depreciation) recorded as a separate component of shareholders' equity. At December 31, 2001, the cost of marketable securities exceeded fair market value by approximately $931 net of deferred taxes. At December 31, 2000, cost approximated fair value and, accordingly, the Company recognized no unrealized appreciation (depreciation). The cost of securities sold is determined by the specific identification method.

The Company utilizes U.S. Treasury bond futures options as protection against the impact of increases in interest rates on the fair value of the Company's investments in marketable securities (fixed rate preferred stocks). The options are marked to market with market value changes recognized in the consolidated statements of income in the period of change.

Investment income consists of the following:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Interest income | $1,079 | $ 836 | $1,029 |
| Dividend income on preferred stocks | 646 | 1,677 | 2,543 |
| Net realized (losses) on sale of preferred stocks | (1,252) | (189) | (1,220) |
| Net realized gains (losses) on closed U.S. Treasury bond futures options | 55 | (821) | 314 |
| Unrealized gains (losses) on open U.S. Treasury bond futures options | (52) | (102) | 81 |
| Total | $ 476 | $1,401 | $2,747 |

*(in thousands, except per share amounts)*

### 1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES, Continued.

**Fair Value of Financial Instruments -** The carrying amounts of cash and temporary cash investments, receivables and accounts payable approximated fair value as of December 31, 2001 and 2000, because of the relatively short maturities of these instruments. The carrying amount of long-term debt, including current maturities, approximated fair value as of December 31, 2001 and 2000, based upon terms and conditions currently available to the Company in comparison to terms and conditions of the existing long-term debt. The Company has investments in life insurance contracts to fund obligations under deferred compensation agreements (see Note 9). At December 31, 2001 and 2000, the carrying amount of these policies, which equaled their fair value, was $13.5 million and $12.4 million, respectively (cash surrender values of $31.0 million and $28.6 million, net of $17.5 million and $16.2 million of policy loans, respectively).

At December 31, 2001 and 2000, the carrying amounts of U.S. Treasury bond futures options, which are derivative instruments, aggregated $35 and $71, respectively. The carrying amounts represent fair value since these futures options are marked to market at the end of each reporting period and gains or losses are recognized in earnings.

As required by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company adopted the requirements of SFAS No. 133 effective January 1, 2001. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company utilizes U.S. Treasury bond futures options, which are derivative instruments, and changes in market value are recognized in current earnings. Accordingly, due to its limited use of derivative instruments and the fact that changes in fair value are currently recognized in earnings, the adoption of SFAS No. 133 did not have a significant effect on the financial position or results of operations of the Company.

**Inventories -** Inventories are valued at the lower of cost (first-in, first-out method) or market.

**Property, Plant and Equipment –** Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed by the straight-line method on the costs of the assets, at rates based on their estimated useful lives as follows: land improvements 3-15 years; buildings and improvements 10-30 years; machinery and equipment 3-10 years; transportation equipment 2-7 years; and office furniture and fixtures, including capitalized computer software, 2-10 years. Upon sale or retirement of property, plant and equipment, including real estate held for sale and rental properties, the asset cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is included in income.

**Intangibles –** Prior to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, intangibles, consisting principally of excess of cost over the fair value of net assets of businesses acquired ("goodwill"), had been amortized on a straight-line basis over 5 to 40 years.

**Evaluation of Impairment of Long-Lived Assets -** In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," the Company evaluates the carrying value of long-lived assets whenever significant events or changes in circumstances indicate the carrying value of these assets may be impaired. The Company evaluates potential impairment of long-lived assets by comparing the carrying value of the assets to the expected net future undiscounted cash inflows resulting from use of the assets. If the carrying amounts of the assets are not recoverable based on the analysis, they are reduced by the estimated shortfall of fair value to the recorded value.

**Income Taxes -** The Company recognizes income tax expense in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are established for the expected future tax consequences of events that have been included in the financial statements or tax returns using enacted tax rates in effect for the years in which the differences are expected to reverse and is subject to ongoing assessment of realizability.

**Research and Development Expenses -** Research and development expenses charged to operations were approximately $6,583, $5,959 and $5,727 for the years ended December 31, 2001, 2000 and 1999, respectively.

**Warranty Expense -** The Company accrues an estimated warranty liability at the time the warranted products are sold.

**Stock-Based Compensation -** The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and, accordingly, accounts for its stock option plan under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

**Accounting Change -** Effective January 1, 1999, the Company adopted American Institute of Certified Public Accountants' Statement of Position ("SOP") No. 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use". For years beginning after December 15, 1998, SOP 98-1 requires internal and external costs incurred to develop internal-use computer software during the application development stage to be capitalized and amortized over the software's useful life. Prior to January 1, 1999, these costs were expensed as incurred. During the years ended December 31, 2000 and 1999, the Company capitalized $96 and $2,591, respectively, of internal costs which prior to January 1, 1999 would have been expensed under generally accepted accounting principles. These capitalized costs were related to the Company's new enterprise computer system. The effect of this change in accounting principle for the years ended December 31, 2000 and 1999 was to increase net income by approximately $59 ($-0- per share) and $1,399 ($.09 per share), respectively.

**Reclassifications –** Certain reclassifications have been made in the fiscal 2000 and fiscal 1999 consolidated financial statements to conform to the presentation used in fiscal 2001.

**Shipping and Handling Costs –** Effective January 1, 2001, the Company adopted Emerging Issues Task Force ("EITF"), EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires freight billed to customers to be considered as sales revenue. Previously, the Company netted freight billed to customers against delivery expenses. Net sales and delivery expenses for prior periods have been restated to conform with the new presentation. The amount of delivery revenue reclassified to net sales was $29.3 million and $30.2 million in fiscal years 2000 and 1999, respectively. The adoption of the new EITF pronouncement had no impact on net income.

**Volume-Based Sales Incentives –** Also effective January 1, 2001, the Company adopted EITF 00-22, "Accounting for Points and Certain Time or Volume-Based Sales Incentive Offers…," which required certain volume-based sales rebates to be netted against sales revenue. Previously, the Company included such rebates in selling expenses. Net sales and selling expenses for prior periods have been restated to conform with the new presentation. The amount of sales incentives reclassified to net sales was $4.7 million and $4.4 million in fiscal years 2000 and 1999, respectively. The adoption of the new EITF pronouncement had no impact on net income.

**New Accounting Standards Not Yet Adopted –** In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Statement No. 141 eliminates the pooling of interests method of accounting for business acquisitions and Statement No. 142 eliminates the amortization of goodwill (and intangible assets deemed to have indefinite lives) and requires the Company to evaluate goodwill for impairment on an annual basis. Any impairment of goodwill must be recognized currently as a charge to earnings in the financial statements. The Company will be required to apply the provisions of the Statements to all business combinations initiated after June 30, 2001. For goodwill and intangible assets arising from business combinations completed before July 1, 2001, the Company will be required to apply the provisions of Statement No. 142 beginning on January 1, 2002. Application of the non-amortization provisions of the Statement is expected to reduce intangibles amortization by approximately $1.2 million and increase net income by approximately $.8 million ($.05 per diluted share) per year. During 2002, the Company will perform the initial impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. The Company has not yet determined what effect these tests will have on its consolidated results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS No. 144 as of January 1, 2002 and it has not determined the effect, if any, the adoption of the Statement will have on the Company's consolidated financial position or results of operations.

## 2. SEGMENT INFORMATION.

The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting, which disaggregates its business by product category. The Company's two reportable segments are RVs, including related parts and supplies, and modular housing and building. The Company evaluates the performance of its segments and allocates resources to them based on pretax income. The accounting policies of the segments are the same as those described in Note 1 and there are no inter-segment revenues. Differences between reported segment amounts and corresponding consolidated totals represent corporate expenses for administrative functions and costs or expenses relating to property and equipment that are not allocated to segments.

The table below presents information about segments used by the chief operating decision maker of the Company for the years ended December 31:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net sales: | | | |
| Recreational vehicles | $349,810 | $547,651 | $703,618 |
| Modular housing and building | 244,111 | 186,927 | 169,201 |
| Consolidated total | $593,921 | $734,578 | $872,819 |
| Pretax income (loss): | | | |
| Recreational vehicles | $(11,631) | $ (4,967) | $ 28,148 |
| Modular housing and building | 15,466 | 11,866 | 14,870 |
| Other reconciling items | (9,953) | (4,012) | 2,023 |
| Consolidated total | $ (6,118) | $ 2,887 | $ 45,041 |
| Total assets: | | | |
| Recreational vehicles | $ 88,629 | $139,383 | $166,288 |
| Modular housing and building | 97,578 | 100,340 | 37,837 |
| Other reconciling items | 102,353 | 56,723 | 81,641 |
| Consolidated total | $288,560 | $296,446 | $285,766 |

*(in thousands, except per share amounts)*

## 2. SEGMENT INFORMATION, Continued.

The following specified amounts are included in the measure of segment pretax income or loss reviewed by the chief operating decision maker:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Interest expense: | | | |
| Recreational vehicles | $ 209 | $ 142 | $ 794 |
| Modular housing and building | 910 | 393 | 324 |
| Other reconciling items | 1,179 | 1,617 | 711 |
| Consolidated total | $ 2,298 | $ 2,152 | $ 1,829 |
| Depreciation: | | | |
| Recreational vehicles | $ 3,643 | $ 4,662 | $ 4,649 |
| Modular housing and building | 4,546 | 3,568 | 2,902 |
| Other reconciling items | 2,701 | 2,711 | 1,595 |
| Consolidated total | $10,890 | $ 10,941 | $ 9,146 |

Certain segment amounts previously reported in 2000 and 1999 have been reclassified to conform with the presentation used in 2001.

## 3. INVENTORIES.

Inventories consist of the following:

| | 2001 | 2000 |
|---|---|---|
| Raw materials | $ 24,224 | $ 35,963 |
| Work in process | 7,866 | 8,244 |
| Finished goods | 48,387 | 53,108 |
| Total | $ 80,477 | $ 97,315 |

## 4. PROPERTY, PLANT AND EQUIPMENT.

Property, plant and equipment consists of the following:

| | 2001 | 2000 |
|---|---|---|
| Land and improvements | $ 14,103 | $ 15,013 |
| Buildings and improvements | 68,980 | 67,198 |
| Machinery and equipment | 25,307 | 24,418 |
| Transportation equipment | 14,223 | 14,130 |
| Office furniture and fixtures | 18,427 | 18,270 |
| Total | 141,040 | 139,029 |
| Less, accumulated depreciation | 60,807 | 54,866 |
| Property, plant and equipment, net | $ 80,233 | $ 84,163 |

## 5. SHORT-TERM BORROWINGS.

The Company maintains an Amended and Restated Revolving Credit Facility that provides a secured line of credit aggregating $30 million through June 30, 2003. This agreement was amended on November 5, 2001 to modify available borrowings to $30 million from $50 million, to provide certain collateral to the bank and to modify certain financial covenants to reflect current business conditions. As of December 31, 2001 and December 31, 2000, there were no borrowings outstanding under the Credit Facility. Borrowings under the Credit Facility bear interest equal to: (i) a eurodollar rate plus an applicable margin of 2.0%, or (ii) a floating rate, for any day, equal to the greater of the prime rate or the federal funds effective rate. The Company is also required to pay a facility fee of .5% per annum. The Credit Facility is secured by the accounts receivable and inventory of material subsidiaries.

The Credit Facility also contains customary affirmative and negative covenants including financial covenants requiring the maintenance of a specified consolidated current ratio, fixed charge coverage ratio, leverage ratio and a required minimum net worth. At December 31, 2001 the Company was in compliance with all related covenants.

At December 31, 2000, the Company was not in compliance with the interest coverage ratio. On February 9, 2001, the Lenders and Bank One, NA waived this violation pursuant to a Waiver and Amendment No. 1 to 364-Day Credit Agreement, and also reduced the aggregate commitment of the 364-day revolving credit facility from $51,667 to $16,667, changed applicable margin to .975% to 1.175% and eliminated swing line loans through March 30, 2001.

## 6. LONG-TERM DEBT.

Long-term debt consists of the following:

| | 2001 | 2000 |
|---|---|---|
| Obligations under industrial development revenue bonds, variable rates (effective weighted average interest rates of 1.9% and 5.2% at December 31, 2001 and 2000, respectively), with various maturities through 2015 | $11,795 | $12,660 |
| Obligations under Community Development Block Grants, fixed rates of 3.5% and 4.5% with various maturities through 2005 | 123 | - |
| Subtotal | 11,918 | 12,660 |
| Less, current maturities of long-term debt | 917 | 865 |
| Long-term debt | $11,001 | $11,795 |

Principal maturities of long-term debt during the four fiscal years succeeding 2002 are as follows: 2003 - $902; 2004 - $895; 2005 - $869 and 2006 - $865.

In connection with the industrial development revenue bond obligations, the Company obtained, as a credit enhancement for the bondholders, irrevocable letters of credit in favor of the bond trustees. Under the industrial revenue bond for the Mod-U-Kraf Homes' manufacturing facility in Virginia, the issuer of the letter of credit holds a first lien and security interest on that facility. The letter of credit agreements relating to these letters of credit contain, among other provisions, certain covenants relating to required amounts of working capital and net worth and the maintenance of certain required financial ratios. At December 31, 2001, the Company was in compliance with all related covenants. Community Development Block Grants payable to the City of Osage City, Kansas aggregating $123 were obtained as part of the Kan Build acquisition and are payable in monthly installments through 2005.

## 7. ACCRUED EXPENSES AND OTHER LIABILITIES.

Accrued expenses and other liabilities at year-end consist of the following:

| | 2001 | 2000 |
|---|---|---|
| Wages, salaries and commissions | $ 3,860 | $ 2,134 |
| Dealer incentives | 4,443 | 4,397 |
| Warranty | 8,391 | 7,796 |
| Insurance-products and general liability, workers compensation, group health and other | 7,148 | 4,518 |
| Customer deposits and unearned revenues | 7,318 | 4,769 |
| Other current liabilities | 7,686 | 8,374 |
| Total | $38,846 | $31,988 |

## 8. COMMON STOCK MATTERS AND EARNINGS PER SHARE.

### Stock Option Plan

The Company has stock option plans, including the 2000 Omnibus Stock Incentive Program (the "2000 Plan") which was approved by the shareholders on May 4, 2000. The 2000 Plan provides for an additional one million common shares to be reserved for grants under the Company's stock option and award plans. The Company's stock option plan provides for the granting of options to directors, officers and eligible key employees to purchase common shares. The 2000 Plan permits the issuance of either incentive stock options or nonqualified stock options. Stock Appreciation Rights ("SARs") may be granted in tandem with stock options or independently of and without relation to options. There were no SARs outstanding at December 31, 2001. The option price for incentive stock options shall be an amount of not less than 100% of the fair market value per share on the date of grant and the option price for nonqualified stock options shall be an amount of not less than 90% of the fair market value per share on the date the option is granted. No such options may be exercised during the first year after grant, and are exercisable cumulatively in four installments of 25% each year thereafter. Options have terms ranging from five to ten years.

The following table summarizes stock option activity:

| | Number of Shares | Weighted-Average Exercise Price |
|---|---|---|
| Outstanding, January 1, 1999 | 661 | $16.77 |
| Granted | 395 | 20.39 |
| Canceled | (83) | 7.44 |
| Exercised | (107) | 9.18 |
| Outstanding, December 31, 1999 | 866 | 18.94 |
| Granted | 804 | 7.79 |
| Canceled | (152) | 18.78 |
| Exercised | (130) | 4.72 |
| Outstanding, December 31, 2000 | 1,388 | 13.83 |
| Granted | 72 | 11.81 |
| Canceled | (268) | 16.43 |
| Exercised | (176) | 7.18 |
| Outstanding, December 31, 2001 | 1,016 | 13.84 |

The granted options in 2000 included 508 options granted to holders of options to acquire shares of an acquired business, Miller Building Systems, Inc. (see Note 11). The weighted average exercise price of these converted options was $6.59 per share and such options were vested and exercisable at the date of conversion.

Options outstanding at December 31, 2001 are exercisable at prices ranging from $4.05 to $24.88 per share and have a weighted average remaining contractual life of 3.7 years. The following table summarizes information about stock options outstanding and exercisable at December 31, 2001.

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Price | Number Outstanding at December 31, 2001 | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Exercisable at December 31, 2001 | Weighted-Average Exercise Price |
| 4.05 - 12.00 | 581 | 5.2 | 8.54 | 345 | 7.17 |
| 12.01 - 17.00 | 127 | 2.3 | 14.96 | 77 | 15.26 |
| 17.01 - 22.00 | 94 | 0.5 | 20.15 | 90 | 20.22 |
| 22.01 - 24.88 | 214 | 1.7 | 24.78 | 128 | 24.75 |
| | 1,016 | | | 640 | |

(in thousands, except per share amounts)

## 8. COMMON STOCK MATTERS AND EARNINGS PER SHARE, Continued.

At December 31, 2000 and 1999 there were exercisable options to purchase 757 and 270 shares, respectively, at weighted-average exercise prices of $12.33 and $15.55, respectively. The weighted-average grant-date fair value of options granted during the years ended December 31, 2001, 2000 and 1999 were $4.33, $3.11 and $5.92, respectively. As of December 31, 2001, 1,128 shares were reserved for the granting of future stock options and awards, compared with 982 shares at December 31, 2000. The shares available for the granting of future stock options as of December 31, 2000 was revised upward to include the outstanding options exchanged as part of the Miller Building acquisition. Per the adjustment provisions of the 2000 Omnibus Stock Incentive Program, when outstanding employee stock options have been assumed in the acquisition of another corporation or business entity, the aggregate number of shares of Common Stock available for benefits under the Plan shall be increased accordingly.

Had the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income (loss) and net income (loss) per share would have been:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Pro forma net income (loss) | ($4,641) | $1,588 | $29,013 |
| Pro forma net income (loss) per share: | | | |
| Basic | (.29) | .10 | 1.77 |
| Diluted | (.29) | .10 | 1.77 |

The pro forma amounts and the weighted-average grant-date fair-value of options granted were estimated using the Black-Scholes option-pricing model with the following assumptions:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Risk free interest rate | 4.33% | 5.77% | 5.49% |
| Expected life | 4.00 years | 2.75 years | 2.75 years |
| Expected volatility | 47.7% | 46.6% | 39.8% |
| Expected dividends | 1.9% | 1.7% | 1.1% |

### Stock Award Programs

On October 19, 1998, the Board of Directors approved a Stock Award Program which provides for the awarding to key employees of up to 109 shares of common stock from shares reserved under the Company's stock option plan. On December 1, 1998, the Company awarded 64 shares to certain employees, subject to the terms, conditions and restrictions of the award program. For the year ended December 31, 1999, no shares were awarded, 14.4 shares were issued and 6.1 awarded shares were canceled. During the year ended December 31, 2000, no shares were awarded, 12.0 shares were issued and 7.6 awarded shares were canceled. During the year ended December 31, 2001, no shares were awarded, 9.0 shares were issued and 5.5 awarded shares were canceled. The shares under the stock awards are issuable in four annual installments of 25% beginning one year from the date of grant.

The Company recognizes compensation expense over the term of the awards and compensation expense of $201, $263 and $208 was recognized for the years ended December 31, 2001, 2000 and 1999, respectively.

The 2000 Plan also permits the granting of restricted and unrestricted stock awards to the Company's key employees and non-employee directors. In accordance with the provisions of the 2000 Plan, the Board of Directors may grant shares of stock to eligible participants for services to the Company. Restricted shares vest over a period of time as determined by the Board of Directors and are granted at no cost to the recipient. For restricted shares, compensation expense is recognized by the Company over the vesting period at an amount equal to the fair market value of the shares on the grant date. Compensation expense for unrestricted shares is recognized at date of grant. There were 15.1, 4.2 and 1.2 stock awards granted in 2001, 2000 and 1999, respectively. Compensation expense of $64.5, $13.7 and $4.2 was recognized in the years ended December 31, 2001, 2000 and 1999, respectively.

### Stock Purchase Plan

The Company has an employee stock purchase plan under which a total of 472 shares of the Company's common stock are reserved for purchase by full-time employees through payroll deductions at a price equal to 90% of the market price of the Company's common stock on the purchase date. As of December 31, 2001, there were 256 employees actively participating in the plan. Since its inception, a total of 328 shares have been purchased by employees under the plan. Certain restrictions in the plan limit the amount of payroll deductions an employee may make in any one quarter. There are also limitations as to the amount of ownership in the Company an employee may acquire under the plan.

### Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding plus the dilutive effect of stock options and stock awards. The dilutive effect of stock options and awards did not enter into the computation of diluted earnings per share for the year ended December 31, 2001, because their inclusion would have been antidilutive.

### Shareholder Rights Plan

On October 21, 1999, the Company's Board of Directors adopted a new shareholder rights plan to replace an existing rights plan that was due to expire on February 15, 2000. The new rights plan, which became effective January 12, 2000 (the "Record Date"), provides for a dividend distribution of one common share purchase right (the "Rights") for each outstanding common share to each shareholder of record on the Record Date. The Rights will be represented by common share certificates and will not be exercisable or transferable apart from the common shares until the earlier to occur of (i) ten (10) business days following a public announcement that a person or group of persons (an "Acquiring

Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding common shares or (ii) ten (10) business days following the commencement of (or announcement of an intention to make) a tender offer or exchange offer if, upon consummation thereof, such an Acquiring Person would be the beneficial owner to 20% or more of the outstanding common shares. Upon the occurrence of the certain events and after the Rights become exercisable, each right would entitle the rightholder (other than the Acquiring Person) to purchase one fully paid and nonaccessable common share of the Company at a purchase price of $75 per share, subject to anti-dilutive adjustments. The Rights are nonvoting and expire February 1, 2010, and at any time prior to a person or a group of persons becoming an Acquiring Person, the Company's Board of Directors may redeem the Rights in whole, but not in part, at a purchase price $.01 per Right.

## 9. COMPENSATION AND BENEFIT PLANS.

### Incentive Compensation

The Company has incentive compensation plans for its officers and other key management personnel. The amounts charged to expense for the years ended December 31, 2001, 2000 and 1999 aggregated $1,665, $1,085 and $3,344, respectively.

### Deferred Compensation

The Company has established a deferred compensation plan for executives and other key employees. The plan provides for benefit payments upon termination of employment, retirement, disability, or death. The Company recognizes the cost of this plan over the projected service lives of the participating employees based on the present value of the estimated future payments to be made. The plan is funded by insurance contracts on the lives of the participants, and net investments in insurance contracts aggregated $13.5 million and $12.4 million as of December 31, 2001 and 2000, respectively. The deferred compensation obligations, which aggregated $7,054 and $7,327 at December 31, 2001 and 2000, respectively, are included in other non-current liabilities, with the current portion ($302 and $367 at December 31, 2001 and 2000, respectively) included in other current liabilities.

In connection with the two business acquisitions in 2000, which are discussed in Note 11, the Company assumed obligations under existing deferred compensation agreements. These obligations aggregated $1,268 and $1,877 at December 31, 2001 and 2000, respectively. As part of these acquisitions, the Company assumed ownership of life insurance contracts and trust accounts established for the benefit of participating executives. Such assets, which are valued at fair value, aggregated $722 and $763 at December 31, 2001 and 2000, respectively.

### Supplemental Deferred Compensation

During 2001, the Company established a supplemental deferred compensation plan (Mirror Plan) for key employees as determined by the Board of Directors. This plan allows participants to defer compensation only after they have deferred the maximum allowable amount under the Company's 401(k) Plan. The participants direct the Company to invest funds in mutual fund investments and the Company's stock. The Company matches a certain level of participant contributions in cash and Company stock. The matching contributions vest over a five year period. Participant benefits are limited to the value of the vested benefits held on their behalf.

The Company also established a supplemental deferred compensation plan (SERP Plan) during 2001 for certain key executive management as determined by the Board of Directors. This plan allows participants to defer compensation without regard to participation in the Company's 401(k) plan. The participants direct the Company to invest funds in mutual fund investments and the Company's stock. The Company matches a certain level of participant contributions in cash and Company stock. The matching contributions vest after a five year period. Participant benefits are limited to the value of the vested benefits held on their behalf.

Investments related to these plans and their related liabilities of $414 are recorded on the consolidated balance sheet at December 31, 2001.

### Employee Benefit Plans

Effective January 1, 2000, the Company established a retirement plan (the "Plan"), under Section 401(k) of the Internal Revenue Code that covers all eligible employees. The Plan is a defined contribution plan and allows employees to make voluntary contributions up to 20% of annual compensation. Under the Plan, the Company may make discretionary matching contributions up to 6% of participants' compensation. Expense under the Plan aggregated $1,317 and $1,434 for the years ended December 31, 2001 and 2000, respectively.

Prior to January 1, 2000, the Company sponsored a Coachmen Assisted Retirement For Employees (C.A.R.E.) program which provided a mechanism for each eligible employee to establish an individual retirement account and receive matching contributions from the Company based on the amount contributed by the employee, the employee's years of service and the profitability of the Company. Company matching contributions charged to expense under the C.A.R.E. program aggregated $735 for the year ended December 31, 1999.

*(in thousands, except per share amounts)*

## 10. INCOME TAXES.

Income taxes (benefit) are summarized as follows for the year ended December 31:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Federal: | | | |
| Current | $(1,170) | $ 1,695 | $13,591 |
| Deferred | (906) | (1,564) | 489 |
| | (2,076) | 131 | 14,080 |
| State: | | | |
| Current | 38 | 786 | 1,389 |
| Deferred | (129) | (194) | 70 |
| | (91) | 592 | 1,459 |
| Total | $(2,167) | $ 723 | $15,539 |

The following is a reconciliation of the provision (benefit) for income taxes computed at the federal statutory rate (35% in 2001 and 1999 and 34% in 2000) to the reported provision (benefit) for income taxes:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Computed federal income tax (benefit) at federal statutory rate | $(2,141) | $ 982 | $15,765 |
| Changes resulting from: | | | |
| Increase in cash surrender value of life insurance contracts | (444) | (233) | (150) |
| Extraterritorial income exclusion/ Foreign Sales Corporation subject to lower tax rate | (148) | (391) | (368) |
| State income taxes, net of federal income tax benefit | - | 391 | 948 |
| Preferred stock dividend exclusion | (158) | (399) | (622) |
| Goodwill amortization | 306 | 40 | - |
| Settlement of IRS tax examinations | - | 216 | - |
| Other, net | 418 | 117 | (34) |
| Total | $(2,167) | $ 723 | $15,539 |

The components of the net deferred tax assets are as follows:

| | 2001 | 2000 |
|---|---|---|
| Current deferred tax asset: | | |
| Accrued warranty expense | $ 3,357 | $ 2,981 |
| Inventories | 589 | 948 |
| Receivables | 366 | 389 |
| Other | 3,007 | 4,066 |
| Net current deferred tax asset | $ 7,319 | $ 8,384 |
| Noncurrent deferred tax asset (liability): | | |
| Deferred compensation | $ 2,822 | $ 2,931 |
| Property and equipment and other real estate | (4,947) | (5,677) |
| Intangible assets | (851) | (778) |
| Other | 1,719 | 154 |
| Net noncurrent deferred tax liability | $(1,257) | $(3,370) |

## 11. ACQUISITIONS AND DISPOSITIONS.

### Acquisitions

On February 12, 2001, the Company acquired all of the issued and outstanding shares of capital stock of Kan Build, Inc. ("Kan Build"), a manufacturer of modular buildings. The purchase price aggregated $21.6 million and consisted of $8.9 million cash paid at closing and the assumption of $12.7 million of liabilities. The excess of purchase price over fair value of assets acquired ("goodwill"), which approximated $4.1 million, is being amortized on a straight-line basis over 20 years. The acquisition was accounted for as a purchase and the operating results of Kan Build are included in the Company's consolidated financial statements from the date of acquisition.

When acquired, Kan Build had facilities in Osage City, Kansas; Loveland, Colorado; and a new plant under construction in Milliken, Colorado. During the second quarter of 2001, all manufacturing operations in the Loveland, Colorado facility were relocated to the newly constructed facility in Milliken, Colorado. The lease on the Loveland, Colorado facility was subsequently terminated.

Effective June 30, 2000, the Company acquired all of the issued and outstanding capital stock of Mod-U-Kraf Homes, Inc. ("Mod-U-Kraf"), a manufacturer of modular housing, located in Virginia. The purchase price aggregated $15.1 million and consisted of $9.7 million of cash paid at closing and the assumption of $5.4 million of liabilities. The excess of purchase price over fair value of assets acquired ("goodwill"), which approximated $1.5 million, is being amortized on a straight-line basis over 20 years.

On October 31, 2000, the Company acquired all of the issued and outstanding capital stock of Miller Building Systems, Inc. ("Miller Building"). Miller Building designs, manufactures and markets factory-built buildings for use as commercial modular buildings and telecommunication shelters. The purchase price aggregated $43.8 million and consisted of $27.3 million of cash paid at closing and the assumption of $16.5 million of liabilities. In addition to the cash purchase price and assumption of liabilities, the Company assumed Miller Building's obligations under its stock option plan by converting options to acquire Miller Building common shares into options to acquire a like number of common shares of the Company for an adjusted exercise price. The difference between per share fair value of the Company's common shares less adjusted exercise price represented additional purchase price and was accounted for as a credit to additional paid-in capital. The excess of purchase price over fair value of assets acquired ("goodwill"), which approximated $9.1 million, is being amortized on a straight-line basis over 20 years.

The acquisitions of Mod-U-Kraf Homes and Miller Building have been accounted for as a purchase and the operating results of the acquired businesses are included in the Company's consolidated financial statements from the respective dates of acquisition.

Unaudited pro forma financial information as if these acquisitions had occurred at the beginning of each period is as follows:

| | 2001 | 2000 |
|---|---|---|
| Net sales | $597,444 | $837,331 |
| Net income (loss) | (3,922) | 4,092 |
| Earnings (loss) per share: | | |
| Basic | $ (.25) | $ .26 |
| Diluted | (.25) | .26 |

### Dispositions

During the years ended December 31, 2000 and 1999, the Company disposed of certain business operations within its RV segment.

On January 12, 2000, the Company sold certain assets and the business operations of its automotive division (converter of vans and specialty vehicles). The sales price consisted of cash of $2.3 million and the buyer's assumption of certain liabilities.

During the quarter ended September 30, 2000, the Company sold the business operations and assets of its Lux Company subsidiary. The sales price consisted of cash of $2.5 million and the buyers assumption of certain liabilities. The pretax gain on the sale, which was primarily attributable to the sale of real property, approximated $1.2 million.

During the third and fourth quarters of 2000, the Company completed the closing and liquidation of four of its Company-owned dealerships pursuant to its previously announced plan to exit this line of business with the exception of two Company-owned stores which have been retained for research and development and regional service purposes.

During the year ended December 31, 1999, the Company sold the business operations and certain assets of two of its Company-owned dealerships. The sales proceeds consisted of $3,298 cash and a promissory note receivable of $650. The Company recognized a $650 gain on the sale of these businesses which is included in other nonoperating income.

Net sales and pretax losses (including gains and losses on sale, disposal or liquidation) of these business operations were as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net sales | $ - | $ 50,355 | $ 83,980 |
| Pretax losses | - | (5,195) | (2,473) |

## 12. COMMITMENTS AND CONTINGENCIES.

### Lease Commitments

The Company leases various manufacturing and office facilities under non-cancelable agreements which expire at various dates through November 2006. Several of the leases contain renewal options and options to purchase and require the payment of property taxes, normal maintenance and insurance on the properties. Certain office and delivery equipment are also leased under various non-cancelable agreements. The above described leases are accounted for as operating leases.

Future minimum annual lease commitments at December 31, 2001 aggregated $746 and are payable as follows: 2002 - $490; 2003 - $162; 2004 - $74; 2005 - $14; 2006 - $6. Total rental expense for the years ended December 31, 2001, 2000 and 1999 aggregated $1,269, $850 and $1,179, respectively.

### Obligation to Purchase Consigned Inventories

The Company obtains vehicle chassis for its recreational and specialized vehicle products directly from automobile manufacturers under converter pool agreements. The agreements generally provide that the manufacturer will provide a supply of chassis at the Company's various production facilities under the terms and conditions as set forth in the agreement. Chassis are accounted for as consigned inventory until either assigned to a unit in the production process or 90 days have passed. At the earlier of these dates, the Company is obligated to purchase the chassis and it is recorded as inventory. At December 31, 2001 and 2000, chassis inventory, accounted for as consigned inventory, approximated $16.4 million and $16.5 million, respectively.

(in thousands, except per share amounts)

## 12. COMMITMENTS AND CONTINGENCIES, Continued.

### Corporate Guarantees

The Company was contingently liable under guarantees to financial institutions of their loans to independent dealers for amounts totaling approximately $3.1 million at December 31, 2001 and $15.1 million at December 31, 2000 (none in 1999).

### Repurchase Agreements

The Company is contingently liable to banks and other financial institutions on repurchase agreements in connection with financing provided by such institutions to most of the Company's independent dealers in connection with their purchase of the Company's RV products. These agreements provide for the Company to repurchase its products from the financial institution in the event that they have repossessed them upon a dealer's default. Although the estimated contingent liability approximates $164 million at December 31, 2001 ($272 million at December 31, 2000), the risk of loss resulting from these agreements is spread over the Company's numerous dealers and is further reduced by the resale value of the products repurchased. Prior to 2000, the Company had not reported any losses under these agreements. However, in 2000 and continuing to a lesser extent through 2001, as a result of business conditions negatively affecting the RV industry, the Company experienced some losses under repurchase agreements. Accordingly, the Company is recording an accrual for estimated losses under repurchase agreements at December 31, 2001 and 2000.

### Share Repurchase Programs

During 2000 and 1999, the Company repurchased common shares for its treasury under share repurchase programs authorized by the Board of Directors. Under the repurchase programs, common shares are purchased from time to time, depending on market conditions and other factors, on the open market or through privately negotiated transactions. As of December 31, 2001, the Company has authorization to repurchase up to 871 additional common shares.

### Self-Insurance

The Company is self-insured for a portion of its product liability and certain other liability exposures. Depending on the nature of the claim and the date of occurrence, the Company's maximum exposure ranges from $250 to $500 per claim. The Company accrues an estimated liability based on various factors, including sales levels and the amount of outstanding claims. Management believes the liability recorded (See Note 7) is adequate to cover the Company's self-insured risk.

### Change of Control Agreements

On February 3, 2000, the Company entered into Change of Control Agreements with key executives. Under the terms of these agreements, in the event of a change in control of the Company, as defined, the Company would be obligated to pay these key executives for severance and other benefits. These agreements, as adjusted for subsequent changes in key personnel, aggregated obligations of approximately $12.4 million and $13.2 million based on salaries and benefits at December 31, 2001 and 2000, respectively. In addition, in the event of a change of control of the Company, all outstanding stock options and SARs shall become immediately exercisable, all stock awards shall immediately vest and all performance goals under incentive compensation plans shall be deemed fully achieved.

Also on February 3, 2000, the Company established a rabbi trust, which in the event of a change of control, as defined, will be funded to cover the Company's obligations under its deferred compensation plan (see Note 9).

### Litigation

The Company is involved in various legal proceedings which are ordinary routine litigations incidental to the industry and which are covered in whole or in part by insurance. Management believes that any liability which may result from these proceedings will not be significant.

# BOARD OF DIRECTORS



Geoffrey B. Bloom



Keith D. Corson

Geoffrey B. Bloom (60)
Chairman
Wolverine World Wide
Rockford, MI
*Compensation Committee*

Keith D. Corson (66)
President Emeritus



William P. Johnson



Philip G. Lux

William P. Johnson (60)
Chairman Emeritus, Goshen Rubber Companies, Inc.
Goshen, IN
*Audit, Compensation Committees*

Philip G. Lux (73)
Retired President & Chief Operating Officer of the Company
*Audit, Nominating Committees*



Thomas H. Corson



Robert J. Deputy

Thomas H. Corson (74)
Chairman Emeritus
*Nominating Committee*

Robert J. Deputy (63)
President & Chief Executive Officer
Godfrey Conveyor Company, Inc.
dba Godfrey Marine, Elkhart, IN
*Compensation, Nominating Committees*



Edwin W. Miller



Fredrick M. Miller

Edwin W. Miller (56)
Chairman & Chief Executive Officer
Millennium Capital Group
Far Hills, NJ
*Audit Committee*

Fredrick M. Miller (45)
Partner, Dykema & Gossett, PLLC
Detroit, Michigan
*Audit Committee*



Donald W. Hudler



Claire C. Skinner

Donald W. Hudler (67)
President & Chief Executive Officer
DDH Investments of Texas
*Compensation Committee*

Claire C. Skinner (47)
Chairman of the Board, Chief Executive Officer & President

CORPORATE OFFICE:
2831 Dexter Drive
Elkhart, IN 46514

Transfer Agent & Registrar:
National City Bank
Dept. 5352
P.O. Box 92301
Cleveland, OH 44101-0900

Independent Accountants:
Ernst & Young, LLP
Grand Rapids, MI

Stock Symbol:

COA
Listed
NYSE

10-K Furnished:
Securities and Exchange Commission Form 10-K is available without charge to shareholders upon written request to the Company or via the internet at www.coachmen.com

Coachmen Industries, Inc.
Financial Department
P.O. Box 3300
Elkhart, Indiana 46515
For more information visit our web site: www.coachmen.com

COACHMEN INDUSTRIES, INC.
P. O. Box 3300
Elkhart, Indiana 46515
(574) 262-0123
www.coachmen.com